UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2017

Commission File Number:  1-35123

GOLAR LNG PARTNERS LP
(Translation of registrant’s name into English)

2nd Floor
S.E. Pearman Building
9 Par-la-Ville Road
Hamilton HM 11
Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒.

GOLAR LNG PARTNERS LP

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2017

INDEX

PAGE
Exhibits	3

Signatures	4

Important Information Regarding Forward Looking Statements	5

Management’s Discussion and Analysis of Financial Condition and Results of Operations	7

Quantitative and Qualitative Disclosures About Market Risk	23

Risk Factors	25

Financial Statements (Unaudited)

Unaudited Condensed Consolidated Statements of Operations for the three months and six months ended June 30, 2017 and 2016	27

Unaudited Condensed Consolidated Statements of Comprehensive Income for the three months and six months ended June 30, 2017 and 2016	28

Condensed Consolidated Balance Sheets as of June 30, 2017 and December 31, 2016	29

Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2017 and 2016	30

Unaudited Condensed Consolidated Statements of Changes in Partners' Capital for the six months ended June 30, 2017 and 2016	31

Notes to the Unaudited Condensed Consolidated Financial Statements	32

Exhibits

The following exhibits are filed as part of this report on Form 6-K:

4.1
First Supplemental Letter to Facilities Agreement for an $800 million senior secured amortizing term loan and revolving credit facility, dated April 27, 2016, by and among Golar Partners Operating LLC, Citigroup Global Markets Limited, DNB (UK) Limited, Nordea Bank Norge ASA, as agent and security agent and the other parties thereto

4.2
Second Supplemental Letter to Facilities Agreement for an $800 million senior secured amortizing term loan and revolving credit facility, dated May 22, 2017, by and among Golar Partners Operating LLC, Citigroup Global Markets Limited, DNB (UK) Limited, Nordea Bank Norge ASA, as agent and security agent and the other parties thereto

4.3
Third Supplemental Letter to Facilities Agreement for an $800 million senior secured amortizing term loan and revolving credit facility, dated June 29, 2017, by and among Golar Partners Operating LLC, Citigroup Global Markets Limited, DNB (UK) Limited, Nordea Bank Norge ASA, as agent and security agent and the other parties thereto

4.4	Purchase and Sale Agreement by and among Golar LNG Limited, KS Investments Pte. Ltd., Black & Veatch International Company and Golar Partners Operating LLC, dated August 15, 2017

101
The following financial information from Golar LNG Partners LP’s Report on Form 6-K for the quarter ended June 30, 2017, filed with the SEC on September 13, 2017, formatted in Extensible Business Reporting Language (XBRL):

i. Unaudited Condensed Consolidated Statements of Operations for the three months and six months ended June 30, 2017 and 2016;
ii. Unaudited Condensed Consolidated Statements of Comprehensive Income for the three months and six months ended June 30, 2017 and 2016;
iii. Unaudited Condensed Consolidated Balance Sheet as of June 30, 2017 and Audited Balance Sheet as of December 31, 2016;
iv. Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2017 and 2016;
v. Unaudited Condensed Consolidated Statements of Changes in Partners’ Capital for the six months ended June 30, 2017 and 2016; and
vi. Notes to the Unaudited Condensed Consolidated Financial Statements.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENTS ON FORM F-3 (333-219065 AND 333-214241) OF THE REGISTRANT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG PARTNERS LP

Date:	September 13, 2017	By:	/s/ Graham Robjohns
		Name:	Graham Robjohns
		Title:	Principal Executive Officer

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the period ended June 30, 2017 contains certain forward-looking statements concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current views only as of the date of this Report and are not intended to give any assurance as to future results. As a result, unitholders are cautioned not to rely on any forward-looking statements.

Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to:

•
market trends in the floating storage and regasification unit (“FSRU”), liquefied natural gas (“LNG”) carrier and floating liquefied natural gas vessel (“FLNG”) industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs, LNG carriers and FLNGs;

•
the ability of Golar LNG Partners LP (“Golar Partners,” “we,” “us” and “our”) and Golar LNG Limited (“Golar”) to retrofit vessels as FSRUs or FLNGs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;

•	our ability to maintain cash distributions and the amount of any such distributions;

•	the timeliness of the Hilli Episeyo (the “Hilli”) conversion, commissioning and delivery;

•	our ability to consummate the acquisition of Hilli on a timely basis or at all;

•
our ability to integrate and realize the expected benefits from acquisitions including the acquisition (the “Hilli Acquisition”) of 50% of the common units of Golar Hilli LLC (“Hilli LLC”), the indirect owner of the FLNG Hilli;

•	our anticipated growth strategies;

•	the effect of a worldwide economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in charter hire rates and vessel values;

•	the liquidity and creditworthiness of our customers;

•	changes in our operating expenses, including drydocking and insurance costs and bunker prices;

•	our future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of interest rate swaps;

•	our ability and Golar's to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by our charterers;

•	our ability to maintain long-term relationships with major LNG traders;

•	our ability to leverage the relationships and reputation of Golar, Golar Power Limited (“Golar Power”) and OneLNG S.A. (“OneLNGSA”) in the LNG industry;

•	our ability to purchase vessels from Golar, Golar Power and OneLNGSA in the future;

•
our continued ability to enter into long-term time charters, including our ability to re-charter the Golar Spirit, the Golar Mazo and the Golar Maria following the expiration of their respective charters in 2017;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	timely purchases and deliveries of newbuilding vessels;

•	future purchase prices of newbuildings and secondhand vessels;

•	our ability to compete successfully for future chartering and newbuilding opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•
the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	availability of skilled labor, vessel crews and management;

•	our general and administrative expenses and our fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

•	the anticipated taxation of our partnership and distributions to our unitholders;

•	challenges by authorities to tax benefits we previously obtained;

•	estimated future maintenance and replacement capital expenditures;

•	our and Golar's ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	our business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that we file with the U.S. Securities and Exchange Commission (the “SEC”).

Forward looking statements in this Report on Form 6-K are based upon estimates reflecting the judgment of management and involve known and unknown risks and uncertainties, many of which are beyond our control. These forward-looking statements should be considered in light of various important factors, including those set forth in this report under the caption “Risk Factors” and in our Annual Report on Form 20-F for the year ended December 31, 2016 (our “2016 Annual Report”) under the caption “Item 3—Key Information—Risk Factors.” All forward-looking statements included in this Report on Form 6-K are made only as of the date of this Report on Form 6-K. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unless the context otherwise requires, references in this report to “Golar Partners,” the “Partnership,” “we,” “our,” “us” or similar terms refer to Golar LNG Partners LP, a Marshall Islands limited partnership, or any one or more of its subsidiaries, or to all of such entities. Those statements in this section that are not historical in nature should be deemed forward-looking statements that are inherently uncertain. See “Important Information Regarding Forward-Looking Statements” on page 5 for a discussion of the factors that could cause actual results to differ materially from those projected in these statements.

This section should be read in conjunction with the interim financial statements presented in this report, as well as the historical consolidated financial statements and notes thereto of Golar LNG Partners LP included in our 2016 Annual Report.

We acquired from Golar LNG Limited (“Golar”) all of the shares of Tundra Corp., the disponent owner and operator of the Golar Tundra (“Tundra Corp”), in May 2016. Pursuant to an agreement entered into between us and Golar in connection with the acquisition of the Golar Tundra, we had the right to require Golar to repurchase the shares of Tundra Corp (the “Tundra Put Right”), and consequently Golar continued to consolidate Tundra Corp and the results of Tundra Corp are not reflected in our financial statements. In May 2017, we exercised the Tundra Put Right. Please see Recent Developments below for further details.

General

We were formed by Golar, a leading independent owner and operator of LNG carriers, to own and operate FSRUs and LNG carriers under long-term charters that generate long-term stable cash flows. As of June 30, 2017, our fleet consisted of six FSRUs and four LNG carriers. We intend to make additional accretive acquisitions of FSRUs and LNG carriers with long-term charters from Golar and third parties in the future as market conditions permit. Golar is also developing a floating liquefaction business and currently has one FLNG, the Hilli. On August 15, 2017, we entered into an agreement to purchase 50% of the common units in Hilli LLC, the indirect owner of the Hilli, subject to certain closing conditions, as described more fully below under “—Recent Developments—Hilli Acquisition”.

Recent Developments

Since April 1, 2017, the significant developments that have occurred are as follows:

Golar Tundra
On May 23, 2016, we acquired from Golar (the “Tundra Acquisition”) all of the shares of Tundra Corp. The Golar Tundra was expected to commence operations in order to serve the Ghana (Tema) LNG Project in the second quarter of 2016. However, due to delays in the Ghana (Tema) LNG Project, this has not yet occurred, because the required infrastructure, including a connecting pipeline, jetty and breakwater, are not yet in place. The Golar Tundra remains anchored off the coast of Ghana and the project has made limited progress. In light of this, on May 30, 2017, we elected to exercise the Tundra Put Right to require Golar to repurchase Tundra Corp at a price equal to the original purchase price (the “Tundra Put Sale”) we paid in our acquisition of Tundra Corp (the “Purchase Price”). In connection with the exercise of the Tundra Put Right, we and Golar have entered into an agreement pursuant to which we have agreed to sell Tundra Corp to Golar on the date of the closing of the Tundra Put Sale (the “Put Sale Closing Date”) in return for Golar's promise to pay an amount equal to approximately $107 million (the “Deferred Purchase Price”) plus an additional amount equal to 5% per annum of the Deferred Purchase Price (the “Additional Amount”). The Deferred Purchase Price and the Additional Amount shall be due and payable by Golar on the earlier of (a) the date of the closing of the Hilli Acquisition and (b) March 31, 2018. We agreed to accept the Deferred Purchase Price and the Additional Amount in lieu of a cash payment on the Put Sale Closing Date in return for an option (which we have exercised) to purchase an interest in the Hilli.

Hilli Acquisition

On August 15, 2017, Golar Partners Operating LLC, our wholly owned subsidiary, entered into a purchase and sale agreement (the “Hilli Purchase Agreement”) for the Hilli acquisition from Golar and affiliates of Keppel Shipyard Limited (“Keppel”) and Black and Veatch (“B&V”) of common units (the “Acquired Interests”) in Hilli LLC, which will, on the closing date of the Hilli Acquisition, indirectly own the Hilli. The Acquired Interests represent the equivalent of 50% of the two liquefaction trains, out of a total of four, that will be contracted to Perenco Cameroon (“Perenco”), Societe Nationale de Hydrocarbures (“SNH”) and the Republic of Cameroon (together with Perenco and SNH, the “Customer”) under an eight-year liquefaction tolling agreement (the “Liquefaction Tolling Agreement”). The purchase price for the Acquired Interests is $658 million less net lease obligations under the financing facility for the Hilli (the “Hilli Facility”), which are expected to be between $468 and $480 million. Concurrently with the execution of the Hilli Purchase Agreement, we paid a $70 million deposit to Golar, upon which we will receive interest at a rate of 5% per annum.

The closing of the Hilli Acquisition is subject to the satisfaction of certain closing conditions which include, among others, the execution and delivery of the Liquefaction Tolling Agreement by the parties thereto, receiving the consent of the lenders under the Hilli Facility, the closing of the previously announced Tundra Put Sale (described above), the delivery to and acceptance by the Customer of the Hilli, the commencement of commercial operations under the Liquefaction Tolling Agreement and the formation of Hilli LLC and the related Pre-Closing Contributions as described further below. In addition, in connection with the closing, we expect to provide a several guarantee of 50% of Golar Hilli Corp’s ("Hilli Corp") indebtedness under the Hilli Facility.

Prior to the closing of the Hilli Acquisition, Golar, Keppel and B&V will contribute their equity interests in Hilli Corp, the entity that owns the Hilli, to the newly formed Hilli LLC (the “Pre-Closing Contributions”) in return for equity interests in Hilli LLC. Membership interests in Hilli LLC will be represented by three classes of units: Common Units (“Hilli Common Units”); Series A Special Units (“Series A Units”); and Series B Special Units (“Series B Units”).

The operating agreement of Hilli LLC, which is expected to be entered into effective as of the Closing Date, will provide that within 60 days after the end of each quarter, Golar, in its capacity as the managing member of Hilli LLC shall determine the amount of Hilli LLC’s available cash and appropriate reserves (including cash reserves for future maintenance capital expenditures, working capital and other matters), and Hilli LLC shall make a distribution to the members of Hilli LLC (the “Members”) of the available cash, subject to such reserves. Hilli LLC shall make distributions to the Members when, as and if declared by Golar, provided, however, that no distributions may be made on the Hilli Common Units on any distribution date unless (i) Series A Distributions (defined below) for the most recently ended quarter and any accumulated Series A Distributions in arrears for any past quarter have been or contemporaneously are being paid or provided for and (ii) Series B Distributions (defined below) for the most recently ended quarter and any accumulated Series B Distributions in arrears for any past quarter have been or contemporaneously are being paid or provided for.

The Series A Units shall be entitled to receive the “Series A Distributions,” which means, with respect to any quarter, 100% of any Incremental Perenco Revenues received by Hilli Corp during such quarter. “Incremental Perenco Revenues” generally means:

a.
any cash received by Hilli Corp from revenues invoiced to the extent such revenues invoiced are based on tolling fees under the Liquefaction Tolling Agreement relating to an increase in the Brent Crude price above $60 per barrel; less

b.	any incremental tax expense arising from or related to any cash receipts referred to in clause (a) above; less

c.	the pro-rata portion of any costs that may arise as a result of the underperformance of the Hilli (“Underperformance Costs”) incurred by Hilli Corp during such quarter.

Series B Units shall be entitled to receive the “Series B Distributions,” which means, with respect to any quarter, an amount equal to 95% of Revenues Less Expenses received by Hilli Corp during such quarter. “Revenues Less Expenses” generally means:

a.
the cash receipts from revenues invoiced by Hilli Corp as a direct result of the employment of more than the first fifty percent of LNG production capacity for the Hilli, before deducting any Underperformance Costs (unless the incremental capacity above the first fifty percent is supplied under the terms of the Liquefaction Tolling Agreement and the term of the Liquefaction Tolling Agreement is not expanded beyond 500 billion cubic feet of feed gas), excluding, for the avoidance of doubt, any Incremental Perenco Revenues; less

b.
any incremental costs whatsoever, including but not limited to operating expenses, capital costs, financing costs and tax costs, arising as a result of employing and making available more than the first fifty percent of LNG production capacity for Hilli FLNG; less

c.
any reduction in revenue attributable to the first fifty percent of LNG production capacity availability as a result of making more than fifty percent of capacity available under the Liquefaction Tolling Agreement (including, but not limited to, for example, as a result of a tolling fee rate reduction as contemplated in the Liquefaction Tolling Agreement); less

d.	the pro-rata share of Underperformance Costs incurred by Hilli Corp during such quarter.

Upon the closing of the Hilli Acquisition, which is expected to occur on or before April 30, 2018, Golar, Keppel and B&V will sell 50% of the Hilli Common Units to us in return for the payment by us of the net purchase price of between approximately $178 and $190 million. We will apply the $107 million Deferred Purchase Price receivable from Golar in connection with the Tundra Put Sale and the $70 million deposit referred to above against the net purchase price and will pay the balance with cash on hand.

We do not expect to initially consolidate Hilli LLC or Hilli Corp and so will reflect our share of net income on our income statement as "equity in net earnings of affiliates."

Our board of directors (our “Board”) and the conflicts committee of the Board (the “Conflicts Committee”) have approved the Hilli Acquisition and the purchase price. The Conflicts Committee retained a financial advisor to assist with its evaluation of the Hilli Acquisition.

The description of the Hilli Purchase Agreement contained in this report is a summary and is qualified in its entirety by reference to the terms of the Hilli Purchase Agreement, which is filed as an exhibit to this report.

Liquefaction Tolling Agreement

In October 2015, Hilli Corp entered into a binding term sheet for FLNG tolling services with the Customer for the development of the Hilli Project. The binding term sheet has been converted into a Liquefaction Tolling Agreement and we expect that the Liquefaction Tolling Agreement will be executed by September 30, 2017. The Hilli is scheduled to provide liquefaction services under the Liquefaction Tolling Agreement for a term of the earlier of (i) eight years from the date the delivered Hilli is accepted by the Customer (the “Acceptance Date”), or (ii) at the time of receipt and processing by the Hilli of 500 billion cubic feet of feed gas. The commissioning process of testing the Hilli and preparing it for service is expected to commence in November 2017, and under the Liquefaction Tolling Agreement, the commercial start date to begin providing liquefaction services is the earlier of 180 days after the scheduled commissioning start date or the Acceptance Date, as may be extended by the parties. Under the terms of the Liquefaction Tolling Agreement, the Hilli will be required to make available 1.2 million tonnes of liquefaction capacity per annum, which capacity will be spread evenly over the course of the contract year. The Customer will pay Hilli a monthly tolling fee, which will fluctuate to a certain extent in relation to the price of Brent crude. We expect that under the Liquefaction Tolling Agreement, the Customer will have an option to increase liquefaction capacity. We expect that the Liquefaction Tolling Agreement will provide certain termination rights to the Customer and Hilli Corp. The Liquefaction Tolling Agreement will provide for the payment by Hilli Corp of penalties of up to $400 million in the event of Hilli Corp’s underperformance or non-performance. If the Customer elects to terminate the Liquefaction Tolling Agreement prior to the second anniversary of the Acceptance Date, the Customer will be obligated to pay Hilli Corp $400 million, with termination payments decreasing if the Liquefaction Tolling Agreement is terminated after the second anniversary.

Charter Amendments

In July 2017, we agreed with the charterer of the Golar Freeze FSRU, Dubai Supply Authority ("DUSUP") certain amendments to the existing time charter that was due to end in May 2020. We and DUSUP have agreed to shorten the charter by one year (so that it will now expire in 2019) and to remove DUSUP's termination for convenience rights and extension option rights (which ran to 2024). We have the right to terminate our obligations under the charter while continuing to receive the capital element of the charter hire until the end of the new charter period in April 2019.

Golar Spirit Early Termination

In July 2017, we received an early termination fee from Petrobas for the early termination of the Golar Spirit charter. The charter, which had an original end date of August 2018, was terminated on June 23, 2017. The amount received from Petrobras was net of withholding tax paid to the Brazilian tax authorities. The Golar Spirit is currently in lay-up. If we are unable to employ the Golar Spirit under a suitable replacement charter by the 90th day following the Early Termination Date, we will be required to provide additional security to the lenders under our $800 million credit facility in the form of $40 million in cash collateral.

Financing

On May 8, 2017, we drew down $125.0 million of the $150.0 million available revolving credit facility.

Cash Distributions

On May 12, 2017, we paid a quarterly cash distribution with respect to the quarter ended March 31, 2017 of $0.5775 per unit, amounting to $40.8 million in the aggregate. On August 14, 2017, we paid a quarterly cash distribution with respect to the quarter ended June 30, 2017 of $0.5775 per unit, amounting to $40.8 million in the aggregate.

Results of Operations

Three Month Period Ended June 30, 2017 Compared with the Three Month Period Ended June 30, 2016

The following table presents details of our consolidated revenues and expense information for the three months ended June 30, 2017 compared to the three months ended June 30, 2016:

	Three Months Ended June 30,
(in thousands of $, except TCE)	2017	2016	$ Change	% Change
Operating revenues	135,969	111,752	24,217	22%
Vessel operating expenses	(18,620)	(16,878)	(1,742)	10%
Voyage and commission expenses	(1,561)	(1,429)	(132)	9%
Administrative expenses	(2,249)	(1,700)	(549)	32%
Depreciation and amortization	(26,142)	(24,869)	(1,273)	5%
Interest income	1,447	603	844	140%
Interest expense	(18,856)	(19,915)	1,059	(5)%
Other financial items	(7,710)	(10,233)	2,523	(25)%
Income taxes	(4,652)	(6,013)	1,361	(23)%
Net income	57,626	31,318	26,308	84%
Non-controlling interest	(3,798)	(3,336)	(462)	14%

TCE (1) (to the closest $100)	147,700	121,900	25,800	21%
__________________________________
(1)    TCE is a non-GAAP financial measure. See “Non-GAAP Measure” for a computation of TCE.

Operating revenues: Total operating revenues increased by $24.2 million to $136.0 million for the three months ended June 30, 2017 compared with $111.8 million for the same period in 2016. This is primarily due to:

•	$1.3 million of incremental revenue from the NR Satu as a result of increased hire rates in the three months ended June 30, 2017;

•	$0.5 million of additional revenue from the Golar Winter due to increased hire rates under the Petrobras charter; and

•	recognition of the charter termination fee (net of withholding tax) for the Golar Spirit in the three months ended June 30, 2017.

The average daily time charter equivalent rate (“TCE”), for the three months ended June 30, 2017 increased by $25,800 to $147,700 compared to $121,900 for the same period in 2016, primarily as a result of recognition of the charter termination fee for Golar Spirit and an increased hire rates from the NR Satu and the Golar Winter.

Vessel operating expenses: The increase of $1.7 million in vessel operating expenses to $18.6 million for the three months ended June 30, 2017, as compared to $16.9 million for the three months ended June 30, 2016 was primarily due to:

•
$1.8 million increase in operating expense with respect to the Golar Grand in the three months ended June 30, 2017, as she was taken out of lay-up, completed her drydock and started her new charter in mid-April 2017; and

•	$1.1 million in additional repairs and maintenance costs incurred in respect of the NR Satu for the three months ended June 30, 2017.

This was partially offset by:

•	$1.2 million decrease in repairs and maintenance costs incurred by the Golar Igloo, the Golar Winter and the Methane Princess in the three months ended June 30, 2017.

Administrative expenses: Administrative expenses increased by $0.5 million to $2.2 million for the three months ended June 30, 2017, compared to $1.7 million for the six months ended June 30, 2016.

We are party to a management and services agreement with Golar Management, a wholly owned subsidiary of Golar, under which Golar Management provides certain management and administrative services to us and is reimbursed for costs and expenses incurred in connection with these services at a cost plus 5% basis (the “Management and Administrative Services Agreement”). Under this arrangement, for the three months ended June 30, 2017, we incurred charges of $1.1 million. For the three months ended June 30, 2016, management fees charged by Golar Management to us in relation to management and administrative services and technical services were recorded under both administrative expenses and vessel operating expenses respectively. From the second half of 2016, as a result of Golar's in-housing of technical operations (as a result of Golar Management Norway becoming a 100% owned subsidiary of Golar), we have subsequently accounted for more of the management fees charged by Golar Management under administrative expenses.

Depreciation and amortization: Depreciation and amortization increased by $1.3 million to $26.1 million for the three months ended June 30, 2017, compared to $24.9 million for the same period in 2016. This was primarily due to $1.1 million of incremental drydock amortization on the Golar Winter following the decision to accelerate her planned drydocking from 2018 to the second half of 2017.

Interest expense: Interest expense decreased by $1.1 million to $18.9 million for the three months ended June 30, 2017, compared to $19.9 million for the three months ended June 30, 2016. This was principally due to:

•
the reduction in the amortization of deferred financing costs by $3.8 million, resulting from the write-off of deferred financing costs following the refinancing of our credit facilities secured by seven of our vessels in May 2016. There was no such write off in the three months ended June 30, 2017.

This was partially offset by:

•
$2.0 million in additional interest relating to our issuance of $250 million of senior unsecured non-amortizing 2017 Norwegian Bonds in February 2017 to replace our 2012 High Yield Bonds maturing in October 2017. As of June 30, 2017, we had repurchased 77% of our 2012 High Yield Bonds; and

•
$0.9 million of incremental costs arising from our $800 million credit facility entered into in April 2016, which is larger and on average accrues interest at a margin higher than the facilities it replaced.

Other financial items: Other financial items reflect losses of $7.7 million and $10.2 million for the three months ended June 30, 2017 and 2016, respectively, as set forth in the table below:

	Three months ended June 30,
(in thousands of $)	2017	2016	$ Change	% Change
Unrealized mark-to-market losses for interest rate swaps	(4,076)	(7,142)	3,066	(43)%
Interest expense on un-designated interest rate swaps	(2,169)	(2,728)	559	(20)%
Unrealized mark-to-market gain on Earn Out units	500	—	500	100%
Gains on repurchase of 2012 High-Yield Bonds and related cross currency interest rate swap	20	—	20	100%
Premium on repurchase of 2012 High-Yield Bonds	(76)	—	(76)	100%
Unrealized foreign exchange losses on 2012 High-Yield Bonds	(1,052)	—	(1,052)	100%
Other	(857)	(363)	(494)	136%
Other financial items, net	(7,710)	(10,233)	2,523	(25)%

As of June 30, 2017, we had an interest rate swaps portfolio with a notional value of $1,358.5 million (excluding the cross-currency interest rate swap related to our Norwegian Kroner (“NOK”) denominated bonds). The decrease in mark-to-market losses by $3.1 million was due to the increase in long-term swap rates during the three months ended June 30, 2017. We designated 6% of these swaps as hedging instruments.

In 2012, in connection with issuance of our 2012 High Yield Bonds, to hedge our exposure, we entered into a cross currency interest rate swap with a notional value of $227.2 million (NOK 1.3 billion). This was initially designated as a cash flow hedge and accordingly the related retranslation gains and losses were previously accounted for within other comprehensive income.  During 2017, we commenced the repurchase of 2012 High Yield Bonds in advance of their maturity. The majority were acquired in the first quarter of 2017 with smaller piecemeal acquisitions thereafter. Accordingly, effective January 1, 2017, this swap was de-designated as a cash flow hedge. As a consequence of cessation of hedge accounting on the swap in 2017, we have recognized an unrealized foreign exchange loss of $1.1 million for the three months ended June 30, 2017, which relates to the remaining 2012 High Yield Bonds.

As part of the transaction with Golar and our general partner in October 2016 pursuant to which we exchanged our old incentive distribution rights (“IDRs”) for new IDRs and the issuance of new general partner units and common units, we agreed to issue an aggregate of up to 748,592 additional common units and up to 15,278 additional general partner units in the future (collectively, the "Earn-Out Units") subject to certain conditions. These Earn Out units have been accounted for as a derivative. Accordingly, we have recognized a mark-to-market gain of $0.5 million related to these Earn-Out Units for the three months ended June 30, 2017.

Income taxes: The tax charge for the three months ended June 30, 2017 included (i) corporate income taxes in respect of our operations in the United Kingdom, Brazil and Kuwait; (ii) withholding taxes and interest and penalties primarily on withholding taxes in respect of our operations in Indonesia; and (iii) utilization of losses against our taxable profits in Indonesia and Jordan. We do not currently incur any corporate income tax in respect of our operations in Indonesia and Jordan given the availability of brought forward tax losses which can be utilized against taxable profits.

Taxes during the three months ended June 30, 2017 decreased by $1.3 million to $4.7 million compared to $6.0 million in the same period in 2016. The decrease was mainly attributable to withholding taxes and interest and penalties primarily on withholding taxes in respect of our Indonesian operations in 2016. In 2016, the tax audits for our Indonesian operations for the years 2012 and 2013 were re-opened and concluded by the local tax authorities. The conclusion of the tax audits resulted in recognition of a provision of $2.3 million to cover penalties and interest on certain taxes for the periods 2012 to June 30, 2016. See note 7 to our unaudited condensed consolidated financial statements.

Non-controlling interest: Non-controlling interest refers to our 40% interest in the Golar Mazo. In addition, since our entry into a sale and leaseback arrangement with a wholly-owned subsidiary (“Eskimo SPV”) of China Merchants Bank Leasing (“CMBL”) in November 2015 relating to the Golar Eskimo, we have consolidated the Eskimo SPV into our results. Thus, the equity attributable to CMBL is included in our non-controlling interest.

Six Month Period Ended June 30, 2017 Compared with the Six Month Period Ended June 30, 2016

The following table presents details of our consolidated revenues and expense information for the six months ended June 30, 2017 compared to the six months ended June 30, 2016:

	Six Months Ended June 30,
(in thousands of $, except TCE)	2017	2016	$ Change	% Change
Operating revenues	237,354	212,817	24,537	12%
Vessel operating expenses	(35,696)	(33,066)	(2,630)	8%
Voyage and commission expenses	(3,622)	(3,248)	(374)	12%
Administrative expenses	(4,820)	(3,627)	(1,193)	33%
Depreciation and amortization	(50,898)	(49,908)	(990)	2%
Interest income	2,620	2,127	493	23%
Interest expense	(37,103)	(33,611)	(3,492)	10%
Other financial items	(14,613)	(30,941)	16,328	(53)%
Income taxes	(8,143)	(9,463)	1,320	(14)%
Net income	85,079	51,080	33,999	67%
Non-controlling interest	(7,697)	(6,347)	(1,350)	21%
TCE (1) (to the nearest $100)	135,300	116,800	18,500	16%
 ______________________________________
(1)   TCE is a non-GAAP financial measure. See “Non-GAAP Measure” for a computation of TCE.

Operating revenues: Total operating revenues increased by $24.5 million to $237.4 million for the six months ended June 30, 2017, compared to $212.8 million for the same period in 2016. This is due to:

•
$2.0 million incremental revenue from the Golar Maria which represents six months of revenues in 2017 compared to approximately five months in the same period in 2016 following her scheduled drydocking;

•	$2.3 million of incremental revenue from the NR Satu as a result of increased hire rates in the six months ended June 30, 2017;

•	$1.2 million of additional revenue from the Golar Winter and the Golar Spirit due to increased hire rates under the Petrobras charters; and

•	recognition of the charter termination fee (net of withholding tax) for the Golar Spirit in the six months ended June 30, 2017

This was partially offset by:

•	a $4.0 million reduction in revenue from the Golar Grand resulting from her scheduled drydocking from February to April 2017.

The increase of $18,500 in the average daily TCE for the six months ended June 30, 2017 to $135,300 compared to $116,800 for the same period in 2016, is primarily a result of recognition of the charter termination fee for Golar Spirit and an increased hire rates for the NR Satu, Golar Winter and Golar Spirit. In addition, the Golar Maria operated for a full six months in 2017 compared to approximately five months in the same period in 2016 as result of her scheduled drydocking.

Vessel operating expenses: The increase of $2.6 million in vessel operating expenses to $35.7 million for the six months ended June 30, 2017 as compared to $33.1 million for the six months ended June 30, 2016, was due mainly to:

•
$2.5 million increase in operating expense with respect to the Golar Grand in the six months ended June 30, 2017, as she was taken out of lay-up in mid-February 2017, completed her drydock and started her new charter in mid-April 2017; and

•	$1.8 million of incremental repairs and maintenance costs incurred in connection with the scheduled maintenance of the NR Satu in the six months ended June 30, 2017.

This was partially offset by a $1.9 million decrease in vessel operating costs in the six months ended June 30, 2017 from the Golar Freeze, the Golar Spirit and the Golar Winter due to lower repairs and maintenance.

Administrative expenses: Administrative expenses increased by $1.2 million to $4.8 million for the six months ended June 30, 2017, compared to $3.6 million for the six months ended June 30, 2016.

Under the Management and Administrative Services Agreement, we incurred charges of $2.6 million for the six months ended June 30, 2017. For the six months ended June 30, 2016, management fees charged by Golar Management to us in relation to management and administrative services and technical services were recorded under both administrative expenses and vessel operating expenses respectively. From the second half of 2016, as a result of Golar's in-housing of technical operations, we have subsequently accounted for more of the management fees charged by Golar Management under administrative expenses.

Depreciation and amortization: Depreciation and amortization increased by $1.0 million to $50.9 million for the six months ended June 30, 2017 compared to $49.9 million for the same period in 2016 primarily due to $1.0 million of incremental drydock amortization on the Golar Winter following the decision to accelerate her planned drydocking from 2018 to the second half of 2017.

Interest expense: Interest expense increased by $3.5 million to $37.1 million for the six months ended June 30, 2017, compared to $33.6 million for the six months ended June 30, 2016. This was principally due to:

•
$2.1 million incremental cost arising from our $800 million credit facility entered into in May 2016, which is larger and on average accrues interest at a margin higher than the facilities it replaced;

•
$3.4 million in additional interest relating to our issuance of $250 million of senior unsecured non-amortizing 2017 Norwegian Bonds in February 2017 to replace our 2012 High Yield Bonds maturing in October 2017. As of June 30, 2017, we had repurchased 77% of our 2012 High Yield Bonds; and

•
$1.7 million increase in interest expense arising on the Methane Princess lease for the six months ended June 30, 2017 compared to the same period in 2016. This was due to the effect of a reduction in corporation tax rates recognized in the prior year.

This was partially offset by:

•
the reduction in the amortization of deferred financing costs by $3.3 million, resulting from the write-off of deferred financing costs following the refinancing of our credit facilities secured by seven of our vessels in May 2016.

Other financial items: Other financial items reflect losses of $14.6 million and $30.9 million for the six months ended June 30, 2017 and 2016, respectively, as set forth in the table below:

	Six months ended June 30,
(in thousands of $)	2017	2016	$ Change	% Change
Unrealized mark-to-market (losses) gains for interest rate swaps	(1,426)	(24,377)	22,951	(94)%
Interest expense on un-designated interest rate swaps	(4,447)	(5,330)	883	(17)%
Unrealized mark-to-market gain on Earn Out units	500	—	500	—%
Losses on repurchase of 2012 High-Yield Bonds and related cross currency interest rate swap	(3,753)	—	(3,753)	—%
Premium on repurchase of 2012 High-Yield Bonds	(2,820)	—	(2,820)	—%
Unrealized foreign exchange losses on 2012 High-Yield Bonds	(1,238)	—	(1,238)	—%
Other	(1,429)	(1,234)	(195)	16%
Other financial items, net	(14,613)	(30,941)	16,328	(53)%

As of June 30, 2017, we had an interest rate swaps portfolio with a notional value of $1,358.5 million (excluding the cross-currency interest rate swap related to our NOK denominated bonds). The decrease in mark-to-market losses by $23.0 million was due to the increase in long-term swap rates during the six months ended June 30, 2017. We designated 6% of these swaps as hedging instruments.

For the six months ended June 30, 2017, we have recognized an expense of $3.8 million on repurchase of the 2012 High Yield Bonds and the related swap, which includes the recycling to the income statement of $5.0 million accumulated market-to-market losses previously recorded within accumulated other comprehensive income.  In addition, we have also recognized a further $2.8 million expense representing the premium paid on repurchase of these bonds. As a consequence of cessation of hedge accounting on the swap, we have recognized an unrealized foreign exchange loss of $1.2 million for the six months ended June 30, 2017 relating to the remaining 2012 High Yield Bonds.

For the six months ended June 30, 2017, we have recognized a mark-to-market gain of $0.5 million related to the Earn-Out Units.

Income taxes: The tax charge for the six months ended June 30, 2017 included: (i) corporate income taxes in respect of our operations in the United Kingdom, Brazil and Kuwait; (ii) withholding taxes and interest and penalties primarily on withholding taxes in respect of our operations in Indonesia; and (iii) utilization of losses against our taxable profits in Indonesia and Jordan. We do not currently incur any corporate income tax in respect of our operations in Indonesia and Jordan given the availability of brought forward tax losses which can be utilized against taxable profits.

Taxes during the six months ended June 30, 2017 decreased by $1.4 million to $8.1 million compared to $9.5 million in the same period in 2016. The decrease was mainly attributable to withholding taxes and interest and penalties primarily on withholding taxes in respect of our Indonesian operations in 2016. See note 7 to our unaudited condensed consolidated financial statements.

Non-controlling interest: Non-controlling interest refers to our 40% interest in the Golar Mazo, and the equity attributable to CMBL relating to the Eskimo SPV is included in our non-controlling interest.

Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from, and leasing arrangements with, commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other short-term liquidity requirements relate to servicing interest on our debt, scheduled repayments of long-term debt, funding working capital requirements, including drydocking, and maintaining cash reserves against fluctuations in operating cash flows.

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in other currencies. We have not used derivative instruments other than for interest rate and currency risk management purposes.

Short-Term Liquidity and Cash Requirements

Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments, available amounts under revolving credit facilities and receipts from our charters. Revenues from the majority of our time charters are received monthly in advance. In addition we benefit from low inventory requirements (consisting primarily of fuel, lubricating oil and spare parts) due to fuel costs, which represent the majority of these costs being paid for by the charterer under time charters.

As of June 30, 2017, our cash and cash equivalents, including restricted cash was $439.5 million, and we had access to undrawn borrowing facilities of $25.0 million. The majority of our restricted cash balances (excluding $7.7 million in performance bonds relating to certain of our charters) contribute to our short and medium term liquidity as they are used to fund payment of certain debts, swaps and capital leases which would otherwise be paid out of our unrestricted cash balances. Since June 30, 2017, significant transactions impacting our cash flows include:

•
payment of $70 million deposit to Golar upon entry into a PSA for the acquisition of equity interests in Hilli LLC, which will, on the closing date of the Acquisition, indirectly own the FLNG, the Hilli.

•	payment of a cash distribution of $0.5775 per unit ($40.8 million in aggregate) with respect to the quarter ended June 30, 2017, in August 2017;

•	scheduled loan principal repayments amounting to $20.7 million;

•	receipt of termination fee (net of withholding tax) for the Golar Spirit from Petrobras;

•	receipt of $3.2 million for overpayments of Brazilian withholding tax from prior years; and

Following the termination of its charter, the Golar Spirit was placed under temporary lay-up and if we are unable to enter into a suitable replacement charter by the 90th day following the early charter termination date of June 23, 2017, we will be required to provide additional security to the lenders under our $800 million credit facility in the form of $40 million in cash collateral.

As of June 30, 2017, our current assets exceeded current liabilities by $161.4 million.

We expect that the cash to be generated from our operations (assuming the current rates earned from existing charters continue until charter termination or expiration, where applicable) will be sufficient to cover our operational cash outflows and our ongoing obligations under our financing commitments to pay loan interest, make scheduled loan repayments and make cash distributions.

We believe our current resources, including our undrawn revolving credit facility totaling $25.0 million as of August 31, 2017, are sufficient to meet our working capital requirements for our current business for at least the next twelve months.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities for the periods presented:

	Six months ended June 30,
(in thousands of $)	2017	2016	$ Change	% Change
Net cash provided by operating activities	162,998	122,181	40,817	33%
Net cash used in investing activities	—	(107,247)	107,247	(100)%
Net cash provided by financing activities	72,778	5,576	67,202	1,205%
Net increase in cash and cash equivalents	235,776	20,510	215,266	1,050%
Cash and cash equivalents at beginning of period	65,710	40,686	25,024	62%
Cash and cash equivalents at end of period	301,486	61,196	240,290	393%

In addition to our cash and cash equivalents noted above, as of June 30, 2017, we had restricted cash of $138.1 million. This consisted principally of (i) $126.0 million representing balances retained on restricted accounts in accordance with certain lease and loan requirements (these balances act as security for our obligations and, in the case of restricted cash relating to our lease obligation, is used to repay the obligation); (ii) $4.4 million in relation to cash collateral in respect of our cross-currency interest rate swap entered into in connection with the NOK denominated High-Yield Bonds, the collateral requirements of which are dependent upon the mark to market valuation of the swap; and (iii) the balance which relates mainly to collateral deposits relating to performance guarantees issued to charterers.

Net Cash Provided by Operating Activities

Net cash provided by operations increased by $40.8 million to $163.0 million for the six months ended June 30, 2017 compared to $122.2 million for the same period in 2016. The increase was primarily due to an improvement in the general timing of working capital in the six months ended June 30, 2017, compared to the same period in 2016. This includes an increase in cash inflows from trade receivables and related parties, partly offset by an increase in cash payments for drydocking expenditures.

Net Cash Used in Investing Activities

Net cash used in investing activities of $107.2 million for the six months ended June 30, 2016 was due to the payment of $107.2 million of cash consideration in connection with the acquisition of the Golar Tundra in May 2016.

Net Cash Provided by Financing Activities

Net cash provided by financing activities is principally generated from funds from equity offerings, new debt and lease financings and contributions from owners, offset by debt and lease repayments.

Net cash provided by financing activities during the six months ended June 30, 2017 of $72.8 million was primarily due to the following:

•
$250.0 million of proceeds from the issuance of the 2017 Norwegian Bonds, $180.2 million of which was used to repurchase a portion of the 2012 High-Yield Bonds and terminate the corresponding share of the related cross currency interest rate swap;

•	the receipt of $125.0 million from drawdown of our long term revolver facilities;

•	$119.4 million of proceeds from equity issuances in February 2017; and

•	a $28.4 million reduction in our restricted cash balances as a result of the partial termination of our cross currency interest rate swap in the six months ended June 30, 2017.

This was partially offset by:

•	$178.7 million repayment of long-term debt and lease obligations;

•	$85.6 million of cash distributions, $7.0 million of which were distributions to non-controlling interests; and

•	$5.3 million of financing and debt settlement costs paid.

Net cash provided by financing activities during the six months ended June 30, 2016 of $5.6 million was primarily due to the following:

•
the receipt of aggregate proceeds of $815.0 million from our existing debt or debt refinancings, comprising (i) $40.0 million drawdown of our long-term revolving credit facilities; and (ii) $775.0 million proceeds from the new $800 million credit facility; and

•
a $7.6 million net reduction in restricted cash due to a decrease in the cash balances held by Eskimo SPV (see note 3 to our unaudited condensed consolidated financial statements) and the cash collateral deposits in respect of our cross-currency swap.

This was partially offset by:

•
the repayment of long-term debt and lease obligations of $720.7 million. Of this amount, $681.4 million relates to repayment of the Maria and Freeze Facility, the Golar LNG Partners Credit Facility, the Golar Partners Operating Credit Facility and the Golar Igloo Debt in connection with their refinancing in May 2016 to the new $800.0 million credit facility;

•	the payment of cash distributions during the period of $82.4 million ($6.0 million of which consisted of distributions to non-controlling interests); and

•	financing and debt settlement costs paid of $13.5 million in connection with the new $800.0 million credit facility in May 2016.

Borrowing Activities

Long-Term Debt.  As of June 30, 2017 and December 31, 2016, our long-term debt, net of deferred finance charges consisted of the following:

(in thousands of $)	June 30, 2017	December 31, 2016

$800 million Credit Facility	706,333	740,667
2017 Norwegian Bonds	250,000	—
2015 Norwegian Bonds	150,000	150,000
NR Satu Facility	110,650	117,800
2012 High-Yield Bonds	36,422	150,452
Eskimo SPV Debt	220,728	232,931
Total debt	1,474,133	1,391,850
Less: Deferred financing costs, net	(19,277)	(17,140)
Total debt net of deferred financing costs	1,454,856	1,374,710

Our outstanding debt of $1,474.1 million as of June 30, 2017, is repayable as follows:

Period ending December 31, (in thousands of $)
2017 (six months ending December 31)	77,906
2018	122,317
2019	135,183
2020	202,000
2021	716,000
2022 and thereafter	220,727
Total	1,474,133

As of June 30, 2017 and December 31, 2016, the margins we paid under our bank loan agreements were LIBOR plus a fixed or floating rate ranging from 2.12% to 3.50%. The margin related to our High-Yield Bonds is 5.20% above the Norwegian Interbank Offered Rate (NIBOR). The margin related to our U.S. dollar denominated 2015 Norwegian Bonds and 2017 Norwegian Bonds are 4.4% and 6.25% above LIBOR, respectively.

The significant developments relating to our debt in the period after December 31, 2016 are set forth below.

On February 15, 2017, we completed the issuance and sale of $250.0 million aggregate principal amount of our 2017 Norwegian Bonds which will mature in May 2021 and bear interest at a rate of 3-month LIBOR plus 6.25%. In connection with the issuance of the 2017 Norwegian Bonds, we entered into economic hedge interest rate swaps to reduce the risk associated with fluctuations in interest rates by converting the floating rate of the interest obligation under the 2017 Norwegian Bonds to an all-in interest rate of 8.194%. The 2017 Norwegian Bonds were listed on the Oslo Bors on July 17, 2017. The net proceeds from our sale of 2017 Norwegian Bonds have been and will be used to repay the outstanding 2012 High Yield Bonds and for general partnership purposes. As of June 30, 2017, a total nominal amount of NOK 996 million (or $118.2 million), or 77%, of the 2012 High-Yield Bonds had been repurchased ahead of their October 2017 maturity, and the corresponding share of its associated cross currency interest rate swap had been terminated.

Capital Lease Obligations.  As of June 30, 2017, we are committed to make minimum rental payments under our remaining capital lease, as follows:

Period ended December 31, (in thousands of $)	Methane Princess Lease
2017 (six months ending December 31)	3,669
2018	7,608
2019	7,905
2020	8,207
2021	8,526
2022 and thereafter	170,574
Total minimum lease payments	206,489
Less: Imputed interest	(82,555)
Present value of minimum lease payments	123,934

Methane Princess Lease.  In August 2003, Golar entered into a lease arrangement (or the Methane Princess lease) with a UK bank (or the Methane Princess lessor). Our obligation to the Methane Princess lessor is primarily secured by a letter of credit, which is itself secured by a cash deposit which since June 2008 has been placed with the Methane Princess Lessor. The value of the restricted cash deposit used to obtain a letter of credit to secure the lease obligation as of June 30, 2017, was $115.7 million.

In the event of any adverse tax changes to legislation affecting the tax treatment of the lease for the Methane Princess lessor or a successful challenge by the UK Revenue authorities to the tax assumptions on which the transactions were based, or in the event that we terminate the Methane Princess lease before its expiration, we would be required to return all or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we have received or that have accrued over time, together with the fees that were financed in connection with our lease financing transaction, post additional security or make additional payments to our lessor which would increase the obligations noted above. The Methane Princess Lessor has a second priority security interest in the Methane Princess, the Golar Spirit and the Golar Grand to secure these potential obligations. Golar has agreed to indemnify us against any of these increased costs and obligations. Refer to note 11 to our unaudited condensed consolidated financial statements included herein.

Debt and Lease Restrictions

Our existing financing agreements (debt and lease) impose certain operating and financing restrictions on us and our subsidiaries that are described above and in our 2016 Annual Report.

As of June 30, 2017, we were in compliance with all covenants of our various debt and lease agreements.

Capital Commitments

Possible Acquisitions of Other Vessels

Pursuant to our omnibus agreements with Golar and Golar Power, we will have the opportunity to purchase additional LNG carriers and FSRUs from Golar or Golar Power when those vessels are fixed under charters of five or more years. Subject to the terms of our loan agreements, we could elect to fund any future acquisitions with equity or debt or cash on hand or a combination of these forms of consideration. Any debt incurred for this purpose could make us more leveraged and subject us to additional operational or financial covenants.

On August 15, 2017, we entered into a PSA for the acquisition of equity interests in Hilli LLC, which will, on the closing date of the Acquisition, indirectly own the FLNG, the Hilli.  The Acquired Interests represent the equivalent of 50% of the two liquefaction trains, out of a total of four, that have been contracted to the Customer for an eight-year term. The purchase price for the Acquired Interests, as described below, is $658 million less net lease obligations under the financing facility for the Hilli (the "Hilli Facility") that are expected to be between $468 and $480 million.  Concurrently with the execution of the PSA, we paid a $70 million deposit to Golar, upon which we will receive interest at a rate of 5% per annum.

Upon the Closing, which is expected to occur on or before April 30, 2018, Golar, Keppel and B&V will sell 50% of the Common Units to us in return for our payment of the net purchase price of between approximately $178 and $190 million.  We will apply the $107 million deferred purchase price receivable from Golar in connection with the Tundra Put Sale and the $70 million deposit referred to above against the net purchase price and expect to pay the balance with cash on hand.

Drydockings

From now until December 31, 2020, seven of the vessels in our current fleet will undergo their scheduled drydockings. We estimate that we will spend in total approximately $51.1 million for drydocking and classification surveys on these vessels with approximately $14.6 million expected to be incurred in 2017, $15.5 million in 2018, $13.0 million in 2019 and $8.0 million in 2020. We reserve a portion of cash generated from our operations to meet the costs of future drydockings. As our fleet matures and expands, our drydocking expenses will likely increase. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs or are a component of our operating expenses.

Ballast Water Management Convention

The International Maritime Organization (IMO) adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (or the BWM Convention) in February 2004. Beginning in September 2017, ballast water treatment is required by the BWM Convention. Installation of ballast water treatment systems will be needed on all our LNG carriers. As long as our FSRUs are operating as FSRUs and kept stationary, they will not need installation of ballast water treatment systems. However, under its time charter, the Golar Winter may be required to trade as LNG carrier. If the vessel charterer should choose to trade the Golar Winter internationally as an LNG carrier, the vessel will have to be equipped with ballast water treatment system and the cost of the related modifications will be split between the charterer and owner. Ballast water treatment technologies are now becoming more mature, although the various technologies are still developing. Initial estimates of the additional costs of complying with these rules are within the range of $1.5 million and $2.0 million per vessel.

Critical Accounting Policies

The preparation of our condensed consolidated interim financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. For a description of our material accounting policies that involve a higher degree of judgment, please refer to note 2 (Significant Accounting Policies) to our consolidated financial statements included in our 2016 Annual Report.

Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as of June 30, 2017 (in millions):

(in millions of $)	Total Obligation	Due in the remainder of 2017	Due in 2018-2019	Due in 2020-2021	Due Thereafter
Long-term debt(1)	1,474.1	77.9	257.5	918.0	220.7
Interest commitments on long-term debt - floating and other interest rate swaps (2)	285.0	37.8	133.4	80.9	32.9
Capital lease obligations	123.9	0.5	2.8	4.4	116.2
Interest commitments on capital lease obligations (2)(3)	82.6	3.2	12.7	12.4	54.3
Total	1,965.6	119.4	406.4	1,015.7	424.1

(1) Amounts shown gross of deferred financing costs of $19.3 million.

(2) Our interest commitment on our long-term debt is calculated based on an assumed average USD LIBOR of 2.06% and taking into account our various margin rates and interest rate swaps associated with each debt. Our interest commitment on our capital lease obligation is calculated on an assumed all in interest rate of 5.2%.

(3) In the event of any adverse tax rate changes or rulings, our lease obligation could increase significantly. However, Golar has agreed to indemnify us against any such increase.

Off-Balance Sheet Arrangements

Refer to note 3 of our unaudited condensed consolidated financial statements for discussion on Tundra Corp. On May 30, 2017, we exercised the Tundra Put Option to require Golar to repurchase Tundra Corp in the Tundra Put Sale. The closing of the Tundra Put Sale is expected to occur by September 30, 2017. Subsequent to the closing, we will no longer be liable for charter hire payments due under the sale and leaseback financing arrangement in respect of the Golar Tundra.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various market risks, including interest rate and foreign currency exchange risks. We enter into a variety of derivative instruments and contracts to maintain the desired level of exposure arising from these risks.

Our policy is to hedge our exposure to risks, where possible, within boundaries deemed appropriate by management.

A discussion of our accounting policies for derivative financial instruments is included in note 2 — Significant Accounting Policies to our audited consolidated financial statements included in our 2016 Annual Report.  Further information on our exposure to market risk is included in note 24 — Financial Instruments to our audited consolidated financial statements included in our 2016 Annual Report.

The following analyses provide quantitative information regarding our exposure to foreign currency exchange rate risk and interest rate risk. There are certain shortcomings inherent in the sensitivity analyses presented, primarily due to the assumption that exchange rates change in a parallel fashion and that interest rates change instantaneously.

Interest rate risk.  A significant portion of our long-term debt and capital lease obligations is subject to adverse movements in interest rates. Our interest rate risk management policy permits economic hedge relationships in order to reduce the risk associated with adverse fluctuations in interest rates. We use interest rate swaps and fixed rate debt to manage the exposure to adverse movements in interest rates. Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. Credit exposures are monitored on a counterparty basis, with all new transactions subject to senior management approval.

Assuming a 1% increase in the interest rate (including the effect of interest rates under the related interest rate swap agreements) as applied against our floating rate debt balance as of June 30, 2017, this would increase our interest expense by $0.9 million per annum. We have calculated our floating rate debt as the principal outstanding on our long-term bank debt and net capital lease obligations (net of related restricted cash balances). For disclosure of the fair value of the derivatives and debt obligations outstanding as of June 30, 2017, please read note 9 to the condensed consolidated interim financial statements for the period ended June 30, 2017.

 Foreign currency risk.  We have transactions, assets and liabilities which are denominated in currencies other than U.S. Dollars, such as Pound Sterling, in relation to our capital leases and the administrative expenses we will be charged by Golar Management in the UK; operating expenses incurred in a variety of foreign currencies and Brazilian Real in respect of our Brazilian subsidiary which receives income and pays expenses in Brazilian Real. Based on our Pound Sterling expenses for the six months ended June 30, 2017, a 10% depreciation of the U.S. Dollar against Pound Sterling would have increased our expenses by approximately $0.2 million for the six months ended June 30, 2017. Based on our Brazilian Real revenues and expenses for the six months ended June 30, 2017, a 10% depreciation of the U.S. Dollar against the Brazilian Real would have increased our net revenue and expenses for the six months ended June 30, 2017 by approximately $0.4 million.

We are exposed to some extent in respect of the lease transaction entered into with respect to the Methane Princess, which is denominated in Pound Sterling, although it is hedged by the Pound Sterling cash deposit that secures the obligations under the lease. We use cash from the deposits to make payments in respect of the lease transaction entered into with respect to the Methane Princess. Gains or losses that we incur are unrealized unless we choose or are required to withdraw monies from or pay additional monies into the deposit securing this obligation. Among other things, movements in interest rates give rise to a requirement for us to adjust the amount of the Pound Sterling cash deposit. Based on this lease obligation and the related cash deposit as of June 30, 2017, a 10% appreciation in the U.S. Dollar against Pound Sterling would give rise to a net foreign exchange gain of approximately $0.8 million.

The base currency of the majority of our seafaring officers’ remuneration is the Euro, Brazilian Real or Indonesian Rupiah. Based on the crew costs for the six months ended June 30, 2017, a 10% depreciation of the U.S. Dollar against the Euro, the Brazilian Real and the Indonesian Rupiah would have increased our crew costs by approximately $1.1 million for the six months ended June 30, 2017.

NON-GAAP measure

Time Charter Equivalent

The TCE rate of our fleet is a measure of the average daily revenue performance of a vessel.  For time charters, this is calculated by dividing total operating revenues (including termination fees), less any voyage expenses, by the number of calendar days minus days for scheduled off-hire. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during drydocking. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in an entity’s performance despite changes in the mix of charter types (i.e. spot charters, time charters and voyage charters) under which the vessels may be employed between the periods. We include average daily TCE, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with total operating revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE may not be comparable to that reported by other entities. The following table reconciles our total operating revenues to average daily TCE.

	Three months ended June 30,		Six months ended June 30,
(in thousands of $, except number of days and average daily TCE)	2017	2016	2017	2016
Total operating revenues	135,969	111,752	237,354	212,817
Voyage and commission expenses	(1,561)	(1,429)	(3,622)	(3,248)
	134,408	110,323	233,732	209,569
Calendar days less scheduled off-hire days(1)	910	905	1,728	1,794
Average daily TCE (to the closest $100)	147,700	121,900	135,300	116,800

(1) Scheduled off-hire days includes days when vessels are in lay-up or undergoing dry dock.

Risk Factors

In addition to the other information set forth in this Report on Form 6-K and below, you should carefully consider the risk factors discussed in Part I, Item 3. Key Information—Risk Factors in our 2016 Annual Report, which could materially affect our business, financial condition or results of operations.

The pending Hilli Acquisition may not close as anticipated or it may close with adjusted terms.
We expect the Hilli Acquisition to close by April 30, 2018, subject to certain closing conditions. If these conditions are not satisfied or waived, we will not complete the Hilli Acquisition. Certain of the conditions that remain to be satisfied include, but are not limited to:

•	the closing of the Tundra Put Sale;

•	the execution and delivery of the Liquefaction Tolling Agreement by the parties thereto

•	the Hilli’s timely delivery to and acceptance by the Customer under the Liquefaction Tolling Agreement;

•	obtaining the required consents to the transaction from governmental authorities and/or third parties;

•	the continued accuracy of the representations and warranties contained in the Hilli purchase agreement;

•	the performance by each party of its obligations under the purchase agreement;

•	the absence of any decree, order, injunction, ruling or judgment that prohibits, or other proceedings that seek to prohibit, the Hilli Acquisition or makes the Hilli Acquisition unlawful; and

•	the execution of certain agreements related to the consummation of the Hilli Acquisition.

We cannot provide assurance that the pending Hilli Acquisition will close by April 30, 2018, or at all, or that the Hilli Acquisition will close without material adjustments.
We may be unable to realize expected benefits from the Hilli Acquisition.
Similar to any acquisition of any vessel, the Hilli Acquisition may not result in anticipated profitability or generate cash flow sufficient to justify our investment. In addition, our acquisition exposes us to risks that may harm our business, financial condition and operating results. In particular, the Hilli Acquisition includes risks that we may:

•	fail to realize anticipated benefits, such as increased cash flows;

•	fail to obtain the benefits of the Liquefaction Tolling Agreement if the Customer exercises certain rights to terminate the charter upon the occurrence of specified events of default;

•
fail to obtain the benefits of the Liquefaction Tolling Agreement if the Customer fails to make payments under the Liquefaction Tolling Agreement because of its financial inability, disagreements with us or otherwise;

•	incur or assume unanticipated liabilities, losses or costs;

•	be required to pay damages to the Customer or suffer a reduction in the tolling fee in the event that the Hilli fails to perform to certain specifications; or

•	incur other significant charges, such as asset devaluation or restructuring charges.

The operations of Hilli Corp in Cameroon under the Liquefaction Tolling Agreement will be subject to higher political and security risks than operations in other areas of the world.
The operations of Hilli Corp in Cameroon under the Liquefaction Tolling Agreement will be subject to higher political and security risks than operations in other areas of the world. Recently, Cameroon has experienced instability in its socio-political environment. Any extreme levels of political instability resulting in changes of governments, internal conflict, unrest and violence, especially from terrorist organizations prevalent in the region, such as Boko Haram, could lead to economic disruptions and shutdowns in industrial activities. In addition, corruption and bribery are a serious concern in the region. The FLNG operations of Hilli Corp in Cameroon will be subject to these risks, which could materially adversely affect our revenues, our ability to perform under the Liquefaction Tolling Agreement and our financial condition.

In addition, Hilli Corp will maintain insurance coverage for only a portion of the risks incident to doing business in Cameroon. There also may be certain risks covered by insurance where the policy does not reimburse Hilli Corp for all of the costs related to a loss. For example, any claims covered by insurance will be subject to deductibles, which may be significant. In the event that Hilli Corp incurs business interruption losses with respect to one or more incidents, they could have a material adverse effect on our results of operations.

Due to the new and sophisticated technology utilized by the Hilli, the operations of the Hilli is subject to risks that could negatively affect our earnings and financial condition.
The Hilli will be the world’s first LNG carrier to have been retrofitted for FLNG service. Due to the new and sophisticated technology utilized by the Hilli, the operations of the Hilli are subject to risks that could negatively affect our earnings and financial condition. FLNG vessels are complex and their operations are technically challenging and subject to mechanical risks and problems. Unforeseen operational problems with the Hilli may lead to loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Any of these results could harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		Three months ended June 30,		Six months ended June 30,
(in thousands of $, except per unit amounts)	Notes	2017	2016	2017	2016
Time charter revenues		130,429	104,472	228,631	198,257
Time charter revenues from related parties (1)		5,540	7,280	8,723	14,560
Total operating revenues		135,969	111,752	237,354	212,817

Vessel operating expenses (1)		18,620	16,878	35,696	33,066
Voyage and commission expenses		1,561	1,429	3,622	3,248
Administrative expenses (1)		2,249	1,700	4,820	3,627
Depreciation and amortization		26,142	24,869	50,898	49,908
Total operating expenses		48,572	44,876	95,036	89,849

Operating income		87,397	66,876	142,318	122,968

Financial income (expenses)
Interest income(1)		1,447	603	2,620	2,127
Interest expense		(18,856)	(19,915)	(37,103)	(33,611)
Other financial items	6	(7,710)	(10,233)	(14,613)	(30,941)
Net financial expenses		(25,119)	(29,545)	(49,096)	(62,425)

Income before tax		62,278	37,331	93,222	60,543
Tax	7	(4,652)	(6,013)	(8,143)	(9,463)
Net income		57,626	31,318	85,079	51,080
Less: Net income attributable to non-controlling interests		(3,798)	(3,336)	(7,697)	(6,347)
Net income attributable to Golar LNG Partners LP Owners		53,828	27,982	77,382	44,733

Earnings per unit
Common unit (basic)	13	0.75	0.56	1.12	0.87
Common unit (diluted)	13	0.74	0.56	1.10	0.87

Cash distributions declared and paid per unit in the period	13	0.58	0.58	1.16	1.16
______________________________
(1) This includes amounts arising from transactions with related parties (see note 10).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2017	2016	2017	2016
Net income	57,626	31,318	85,079	51,080
Other comprehensive income:
Unrealized net (loss)/gain on qualifying cash flow hedging instruments	(2)	342	103	727
Amount reclassified from accumulated other comprehensive income to statements of operations	—	—	4,985	409
Other comprehensive (loss)/income	(2)	342	5,088	1,136
Comprehensive income	57,624	31,660	90,167	52,216
Comprehensive income attributable to:
Partners’ capital in Golar LNG Partners LP	53,826	28,324	82,470	45,869
Non-controlling interest	3,798	3,336	7,697	6,347

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Partners LP
CONDENSED CONSOLIDATED BALANCE SHEETS

		June 30,	December 31,
(in thousands of $)	Note	2017	2016
		Unaudited	Audited
ASSETS
Current
Cash and cash equivalents		301,486	65,710
Restricted cash		16,845	44,927
Other current assets (1)		42,882	25,266
Amount due from related parties	10	2,724	23,914
Inventories		3,607	1,110
Total Current Assets		367,544	160,927
Non-current
Restricted cash		121,206	117,488
Vessels and equipment and vessel under capital lease, net		1,728,523	1,763,896
Intangible assets, net		79,723	86,133
Other long-term assets		11,684	17,017
Amounts due from related parties	10	107,247	107,247
Total Assets		2,415,927	2,252,708

LIABILITIES AND EQUITY
Current
Current portion of long-term debt	8	115,758	78,101
Current portion of obligation under capital lease		1,081	787
Other current liabilities		89,272	136,584
Total Current Liabilities		206,111	215,472
Non-current
Long-term debt	8	1,339,098	1,296,609
Obligations under capital leases		122,853	116,964
Other long-term liabilities		19,938	19,234
Total Liabilities		1,688,000	1,648,279
Equity
Partners' capital:
Common unitholders		606,152	490,564
General partner interest		53,067	50,942
Total Partners' capital		659,219	541,506
Accumulated other comprehensive income		35	(5,053)
		659,254	536,453
Non-controlling interest		68,673	67,976
Total Equity		727,927	604,429
Total Liabilities and Equity		2,415,927	2,252,708
(1) Other current assets includes the charter termination fee receivable (net of withholding tax) for the Golar Spirit

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Six months ended June 30,
(in thousands of $)	Note	2017	2016
OPERATING ACTIVITIES
Net income		85,079	51,080
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		50,898	49,908
Movement in deferred tax liability		1,014	1,125
Release of deferred tax asset		3,230	2,251
Amortization of deferred charges		3,154	6,442
Drydocking expenditure		(6,415)	(1,600)
Foreign exchange losses/(gains)		1,590	(257)
Loss on bond repurchase		6,573	—
Unit option expense		121	—
Interest element included in obligation under capital lease, net		265	(1,498)
Change in assets and liabilities:
Trade accounts receivable		8,951	(183)
Inventories		357	173
Prepaid expenses, accrued income and other assets		(20,701)	2,252
Amount due to/from related companies		23,011	(22,839)
Trade accounts payable		1,214	(1,588)
Accrued expenses		6,704	5,310
Restricted cash		—	(62)
Other current liabilities		(2,047)	31,667
Net cash provided by operating activities		162,998	122,181

INVESTING ACTIVITIES
Deposit made in connection with the Golar Tundra acquisition	10	—	(107,247)
Net cash used in investing activities		—	(107,247)

FINANCING ACTIVITIES
Proceeds from issuance of equity		119,438	—
Repayment of debt, including debt due to related parties		(178,688)	(720,658)
Repurchase of high-yield bonds and related swaps		(180,188)	—
Proceeds from long-term debt	8	375,000	815,000
Repayments of obligations under capital leases		(339)	—
Dividend paid to non-controlling interest		(7,000)	(6,000)
Cash distributions paid		(78,564)	(76,398)
Financing costs paid		(5,290)	(13,521)
Restricted cash and short-term investments		28,409	7,648
Common units buy-back and cancellation		—	(495)
Net cash provided by financing activities		72,778	5,576

Net increase in cash and cash equivalents		235,776	20,510
Cash and cash equivalents at beginning of period		65,710	40,686
Cash and cash equivalents at end of period		301,486	61,196

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(in thousands of $)	Partners’ capital			Accumulated Other Comprehensive Loss	Total Before Non-Controlling Interest	Non-Controlling Interest	Total Equity
	Common Units	Subordinated Units (2)	General Partner
Consolidated balance at December 31, 2015	486,533	12,649	40,293	(9,725)	529,750	66,765	596,515
Net income	36,635	7,152	946	—	44,733	6,347	51,080
Other comprehensive income	—	—	—	1,136	1,136	—	1,136
Cash distributions (1)	(52,125)	(18,422)	(5,851)	—	(76,398)	—	(76,398)
Non-controlling interest dividend	—	—	—	—	—	(6,000)	(6,000)
Common units acquired and cancelled	(495)	—	—	—	(495)	—	(495)
Conversion of subordinated units to common units (2)	1,379	(1,379)	—	—	—	—	—
Consolidated balance at June 30, 2016	471,927	—	35,388	(8,589)	498,726	67,112	565,838

(in thousands of $)	Partners’ capital			Accumulated Other Comprehensive Loss	Total Before Non-Controlling Interest	Non-Controlling Interest	Total Equity
	Common Units	Subordinated Units	General Partner
Consolidated balance at December 31, 2016	490,564	—	50,942	(5,053)	536,453	67,976	604,429
Net income	75,833	—	1,549	—	77,382	7,697	85,079
Other comprehensive income	—	—	—	5,088	5,088	—	5,088
Cash distributions (1)	(76,993)	—	(1,571)	—	(78,564)	—	(78,564)
Non-controlling interest dividend	—	—	—	—	—	(7,000)	(7,000)
Net proceeds from equity issuances	116,627	—	2,147	—	118,774	—	118,774
Unit options expense	121	—	—	—	121	—	121
Consolidated balance at June 30, 2017	606,152	—	53,067	35	659,254	68,673	727,927

(1) This includes cash distributions to Incentive Distribution Rights (“IDRs”) holders for the six months ended June 30, 2017 and 2016 of $nil and $4.3 million, respectively.

(2) In June 2016, our board of directors determined that the conditions precedent for the expiration of the subordination period set forth in the definition of "Subordination Period" contained in the Partnership Agreement were satisfied, and on June 30, 2016, all 15,949,831 subordinated units (all of which were held by Golar) converted into common units on a one-for-one basis. As of June 30, 2017, there are no subordinated units.

(3) As of June 30, 2017, the carrying value of the equity attributable to the IDR holders was $32.5 million (December 31, 2016: $32.5 million)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Golar LNG Partners LP
Notes to Unaudited Condensed Consolidated Financial Statements

1.                                      GENERAL

Golar LNG Partners LP (the “Partnership,” “we,” “our,” or “us”) is a publicly traded Marshall Islands limited partnership initially formed as a subsidiary of Golar LNG Limited (“Golar”) in September 2007, to own and operate LNG carriers and FSRUs under long-term charters. As of June 30, 2017, we have a fleet of four LNG carriers and six FSRUs.

2.                                      ACCOUNTING POLICIES

Basis of accounting

The accompanying condensed consolidated interim financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include all of the information and disclosures required under U.S. GAAP for complete financial statements. Therefore, these condensed consolidated interim financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2016, which are included in our Annual Report on Form 20-F.

Significant accounting policies

The accounting policies adopted in the preparation of the condensed consolidated interim financial statements are consistent with those followed in the preparation of our audited consolidated financial statements for the year ended December 31, 2016, except for the recently adopted accounting policies as disclosed in note 4.

Use of estimates

The preparation of financial statements in accordance with the United States Generally Accepted Accounting Principles ("US GAAP") requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

As of June 30, 2017, we leased one vessel under finance lease from wholly-owned special purpose vehicle (“lessor SPV”) of financial institution in connection with our sale and leaseback transaction. While we do not hold any equity investment in the lessor SPV, we have determined that we are the primary beneficiary of the entity and accordingly, we are required to consolidate the VIE into our financial results. The key line items impacted by our consolidation of the VIE are short-term and long-term debt, restricted cash and short-term deposits, and interest expense. In consolidating the lessor VIE, on a quarterly basis, we must make assumptions regarding (i) the debt amortization profile; (ii) the interest rate to be applied against the VIEs’ debt principal; and (iii) the VIE's application of cash receipts. Our estimates are therefore dependent upon the timeliness of receipt and accuracy of financial information provided by the lessor VIE entity. Upon receipt of the audited annual financial statements of the lessor VIE, we will make a true-up adjustment for any material differences.

3. VARIABLE INTEREST ENTITIES (VIEs)

Eskimo SPV

As of June 30, 2017, we leased the Golar Eskimo from a VIE under a finance lease with a wholly-owned subsidiary (“Eskimo SPV”) of China Merchants Bank Leasing (“CMBL”). Eskimo SPV is a newly formed special purpose vehicle (SPV).

In November 2015, we sold the Golar Eskimo to Eskimo SPV and subsequently leased back the vessel under a bareboat charter for a term of ten years. From the third year anniversary of the commencement of the bareboat charter, we have an annual option to repurchase the vessel at fixed pre-determined amounts, with an obligation to repurchase the vessel at the end of the ten year lease period.

While we do not hold any equity investment in Eskimo SPV, we have determined that we have a variable interest in Eskimo SPV and that Eskimo SPV is a VIE. Based on our evaluation of the bareboat agreement we have concluded that we are the primary beneficiary of Eskimo SPV and, accordingly, have consolidated Eskimo SPV into our financial results. We did not record any gain or loss from the sale of the Golar Eskimo to Eskimo SPV, and we continued to report the vessel in our consolidated financial statements at the same carrying value, as if the sale had not occurred.

The equity attributable to CMBL in Eskimo SPV is included in non-controlling interests in our consolidated results. As of June 30, 2017, the Golar Eskimo is reported under “Vessels and equipment, net” in our consolidated balance sheet.

The following table gives a summary of the sale and leaseback arrangement, including repurchase options and obligation as of June 30, 2017:

Vessel	Effective from	Sales value (in $ millions)	First repurchase option (in $ millions)	Month of first repurchase option	Repurchase obligation at end of lease term (in $ millions)	End of lease term
Golar Eskimo	November 2015	285.0	225.8	November 2018	128.3	November 2025

A summary of our payment obligations under the bareboat charter with Eskimo SPV as of June 30, 2017 is shown below:

(in thousands of $)	2017(1)	2018	2019	2020	2021	After 2021
Golar Eskimo*	11,454	22,437	21,859	21,330	20,755	74,463

(1) For the six months ending December 31, 2017.
*This payment obligation table above includes variable rental payments due under the lease based on an assumed LIBOR of 0.39% plus margin, but excludes the repurchase obligation at the end of lease.

The impact of Eskimo SPV’s liabilities on our condensed consolidated balance sheet is as follows:

(in thousands of $)	June 30, 2017	December 31, 2016
Liabilities
Long-term debt	220,728	232,931

The most significant impact of consolidation of Eskimo SPV’s operations on our condensed consolidated statement of operations is interest expense of $2.0 million and $3.8 million for the three and six months ended June 30, 2017, respectively and $1.9 million and $4.2 million for the three and six months ended June 30, 2016, respectively. The most significant impact of consolidation of Eskimo SPV’s cash flows on our condensed consolidated statement of cash flows is net cash used in financing activities of $6.2 million and $12.2 million for the three months and six months ended June 30, 2017, respectively.

Tundra Corp

On May 23, 2016, we acquired from Golar (the “Tundra Acquisition”) the disponent owner and operator of the FSRU, the Golar Tundra (“Tundra Corp”), for a purchase price of $330.0 million less assumed net lease obligations and net of working capital adjustments. Concurrent with the closing of the Tundra Acquisition, we entered into an agreement with Golar (as amended, the “Tundra Letter Agreement”) pursuant to which Golar agreed to pay us a daily fee plus operating expenses, from the closing date until the date that operations commence under the vessel’s charter with West African Gas Limited (“WAGL”). In return we agreed to pay to Golar any hire or other contract-related payments actually received with respect to the vessel. The Tundra Letter Agreement also provided that in the event the Golar Tundra had not commenced service under the charter by May 23, 2017, we had the option (the “Tundra Put Right”) to require Golar to repurchase Tundra Corp at a price equal to the original purchase price (the “Purchase Price”). Accordingly, we determined that (i) Tundra Corp is a VIE and (ii) Golar is and has been the primary beneficiary of Tundra Corp. Thus, Tundra Corp was not consolidated into our financial statements.

In November 2015, prior to the Tundra Acquisition, Tundra Corp sold the Golar Tundra to a subsidiary of CMBL (the “Tundra SPV”) for $254.6 million and subsequently leased back the vessel under a bareboat charter (the “Tundra Lease”). Upon the completion of the Tundra Acquisition, Golar’s prior guarantee of Tundra Corp’s obligations under the Tundra Lease terminated, and we became the primary obligor under the Tundra Lease. Thus, despite the fact that Tundra Corp is not consolidated into our financial results, we are liable for charter hire payments due under the Tundra Lease until the Put Sale Closing Date.

The Golar Tundra was expected to commence operations in order to serve the Ghana (Tema) LNG Project in the second quarter of 2016. However, due to delays in the Ghana (Tema) LNG Project, this has not yet occurred because the required infrastructure, including a connecting pipeline, jetty and breakwater, are not yet in place. The Golar Tundra remains anchored off the coast of Ghana and the project has made limited progress.  In light of this, on May 30, 2017, we elected to exercise the Tundra Put Right. The closing of the sale to Golar pursuant to the Tundra Put Right (the “Put Sale Closing”) is expected to occur by September 30, 2017.

The following table gives a summary of the sale and leaseback arrangement, including repurchase options and obligation as of June 30, 2017:

Vessel	Effective from	Sales value (in $ millions)	First repurchase option (in $ millions)	Month of first repurchase option	Repurchase obligation at end of lease term (in $ millions)	End of lease term
Golar Tundra	November 2015	254.6	194.1	November 2018	114.6	November 2025

A summary of our payment obligations under the bareboat charter with Tundra SPV as of June 30, 2017 is shown below:

(in thousands of $)	2017(1)	2018	2019	2020	2021	After 2021
Golar Tundra*	10,432	20,446	19,934	19,466	18,953	68,097

(1) For the six months ending December 31, 2017.
*This table includes variable rental payments due under the lease based on an assumed rate of LIBOR of 0.39% plus margin, but excludes the repurchase obligation at the end of lease.

Following the date of the Tundra Put Sale Date, we will no longer be liable for charter hire payments due under the Tundra Lease. Refer to note 14 for further details.

PT Golar Indonesia

We consolidated PTGI, which owns the NR Satu, in our consolidated financial statements effective September 28, 2011. PTGI became a VIE and we became its primary beneficiary upon our agreement to acquire all of Golar’s interests in certain subsidiaries that own and operate the NR Satu on July 19, 2012. We consolidate PTGI as we hold all of the voting stock and control all of the economic interests in PTGI.

4.                                      RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In July 2015, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2015-11 “Inventory (Topic 330): Simplifying the Measurement of Inventory”. The standard requires inventory to be measured at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The amendment is effective for the fiscal years beginning after December 15, 2016 and interim periods within fiscal years beginning after December 15, 2017, early adoption is permitted. The adoption of this update did not have an impact on our Consolidated Financial Statements or related disclosures.

In March 2016, the FASB issued ASU 2016-09 “Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting”. This standard primarily requires the recognition of excess tax benefits for share-based awards in the statement of operations and the classification of excess tax benefits as an operating activity within the statement of Cash Flows. The guidance allows an entity to elect to account for forfeitures when they occur. The new standard is effective for annual reporting periods beginning after December 15, 2016. The adoption of this update did not have an impact on our Consolidated Financial Statements or related disclosures.

Accounting pronouncements to be adopted

In May 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers (Topic 606)” and subsequent amendments. The standard provides a single, comprehensive revenue recognition model and requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard introduces a new concept of “series provision” which provides accounting guidance for entities that engage in repetitive service contracts. There are also new requirements which impact the timing of costs that are reimbursed at the start or near the inception of a contract. The guidance is effective from January 1, 2018 and provides for enhanced disclosures. It may be applied retrospectively to each prior period presented subject to “practical expedients (“full retrospective) or a cumulative-effect adjustment as of the date of adoption (“modified retrospective approach”).

Management is currently assessing whether any services provided, over and above a bareboat charter, need to be accounted for on a different time basis than the underlying contract. Depending on the conclusion, the timing of the revenue could differ, however, the total amount earned from time charter contracts over all periods will remain the same. We expect to finalize our assessment in the second half of 2017.

In March 2016, the FASB issued guidance to ASU 2016-02 “Leases (Topic 842)”. This update requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements regarding timing and uncertainty of cash flows arising from leases. It also offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. The standard will be effective for fiscal years beginning after December 15, 2018 including interim periods within those fiscal years, and early adoption is permitted. We are currently in the process of evaluating the impact of this guidance on our Consolidated Financial Statements and related disclosures.

Any other accounting pronouncements yet to be adopted by us are consistent with those disclosed in our audited consolidated financial statements for the year ended December 31, 2016.

5.                                      SEGMENT INFORMATION

Operating segments are components for an enterprise of which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on the Partnership’s methods of internal reporting and management structure, we consider that we operate in one segment, the LNG market. During the six months ended June 30, 2017 and 2016, our fleet operated under time charters with nine charterers, Petrobras, Dubai Supply Authority (“DUSUP”), Pertamina, the Hashemite Kingdom of Jordan (“Jordan”), PT Nusantara Regas (“PTNR”), Royal Dutch Shell plc, Eni S.p.A., Kuwait National Petroleum Company (“KNPC”) and Golar. Petrobras is a Brazilian energy company. DUSUP is a government entity which is the sole supplier of natural gas to the Emirates. Pertamina is the state-owned oil and gas company of Indonesia. PTNR is a joint venture company of Pertamina and Perusahaan Gas Negara, an Indonesian company engaged in the transport and distribution of natural gas in Indonesia. Royal Dutch Shell plc is headquartered in the Netherlands. Eni S.p.A is an integrated energy company headquartered in Italy. KNPC is a subsidiary of Kuwait Petroleum Corporation, the state-owned oil and gas company of Kuwait.

For the three and six months ended June 30, 2017 and 2016, revenues from the following charterers accounted for over 10% of our consolidated revenues:

	Three months ended June 30,				Six months ended June 30,
(in thousands of $)	2017		2016		2017		2016
Petrobras	46,920	35%	24,896	22%	72,497	31%	49,670	23%
PTNR	18,348	13%	17,059	15%	36,133	15%	33,841	16%
Jordan	14,235	10%	14,188	13%	28,313	12%	28,377	13%
KNPC	14,097	10%	14,097	13%	19,142	8%	19,151	9%
DUSUP	11,638	9%	11,549	10%	23,147	10%	23,240	11%

Geographic segment data

The following geographical data presents our revenues and fixed assets with respect only to our FSRUs, operating under long-term charters, at specific locations. LNG carriers operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

Revenues	Three months ended June 30		Six months ended June 30
(in thousands of $)	2017	2016	2017	2016
Brazil	46,920	24,896	72,497	49,670
Indonesia	18,348	17,059	36,133	33,841
Jordan	14,235	14,188	28,313	28,377
Kuwait	14,097	14,097	19,142	19,151
United Arab Emirates	11,638	11,549	23,147	23,240

Fixed assets, net	June 30,	December 31,
(in thousands of $)	2017	2016
Brazil	336,744	347,366
Jordan	274,232	278,588
Kuwait	263,241	267,055
Indonesia	184,194	191,139
United Arab Emirates	116,232	122,078

6.                                      OTHER FINANCIAL ITEMS

Other financial items are comprised of the following:

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2017	2016	2017	2016
Unrealized mark-to-market losses for interest rate swaps	(4,076)	(7,142)	(1,426)	(24,377)
Interest expense on un-designated interest rate swaps	(2,169)	(2,728)	(4,447)	(5,330)
Gains/(losses) on repurchase of 2012 High-Yield Bonds (1)	20	—	(3,753)	—
Premium paid on bond repurchase (2)	(76)	—	(2,820)	—
Foreign exchange losses on 2012 High-Yield Bonds (3)	(1,052)	—	(1,238)	—
Foreign exchange gain/(loss) on capital lease obligations and related restricted cash	(253)	493	(351)	670
Foreign exchange losses on operations	(135)	(211)	(311)	(976)
Unrealized mark-to-market gain on Earn Out units (4)	500	—	500	—
Mark-to-market adjustment for currency swap derivatives and other	(469)	(645)	(767)	(928)
Total	(7,710)	(10,233)	(14,613)	(30,941)

(1) This includes foreign exchange loss arising from the early repurchase of our 2012 High-Yield Bonds of $2.9 million and the reclassification of a $5.0 million loss from the Accumulated Other Comprehensive Loss upon cessation of hedge accounting for the related cross currency interest rate swap. This is offset by the mark to market gain on the cross currency interest rate swaps of $4.1 million.

(2) This pertains to premium paid upon the partial buy-back of the 2012 High-Yield Bonds.

(3) This relates to unrealized foreign exchange losses on the retranslation of the remaining 2012 High-Yield Bonds.

(4) This relates to the mark-to-market movement on the Earn Out units issued in connection with the IDR reset transaction in October 2016 which were recognized as a derivative liability in our Financial Statements. See note 9.

7. TAXATION

As of June 30, 2017 a net deferred tax asset of $1.9 million ($5.1 million at December 31, 2016) was recognized, principally related to the recognition of certain historical tax positions on our Indonesian operations.

As of June 30, 2017, a net deferred tax liability of $4.2 million ($3.2 million at December 31, 2016) was recognized, due to the deferred tax liability from tax depreciation in excess of the accounting depreciation for the Golar Eskimo exceeding the deferred tax asset related to net operating loss carryforwards generated from our Jordan operations.

Tax charge

The tax charge for the three and six months ended June 30, 2017 included current tax charges in respect of our operations in the United Kingdom, Brazil, Kuwait and Indonesia. The Partnership does not currently incur any corporate income tax in respect of operations in Jordan given the availability of brought forward tax losses which can be utilized against taxable profits.

The total tax charge for the three months and six months ended June 30, 2017 includes a net deferred tax charge of $0.5 million and $1.0 million respectively, in relation to the utilization of brought forward tax losses and tax depreciation in excess of accounting depreciation in Jordan. As a result, the deferred tax liability balance as of June 30, 2017 is $4.2 million.

The total tax charge for the three months and six months ended June 30, 2017 also includes a deferred tax charge of $1.8 million and $3.2 million respectively, in relation to the utilization of the brought forward tax losses in Indonesia. As a result, the deferred tax asset balance as of June 30, 2017 amounted $1.9 million.

Uncertainty in tax positions

As of June 30, 2017, we recognized a provision of $2.9 million ($2.6 million at December 31, 2016) for certain risks in various jurisdictions. This provision includes interest and penalties arising from our Indonesian operations for the periods 2015 to June 30, 2017 following the conclusion of the tax audits in respect of our Indonesian operations for the year 2014.

8.                                      DEBT

As of June 30, 2017 and December 31, 2016, we had total long-term debt outstanding of $1,454.9 million and $1,374.7 million, respectively, net of deferred debt financing costs of $19.3 million and $17.1 million, respectively.

On February 15, 2017, we completed the issuance and sale of $250.0 million aggregate principal amount of our senior unsecured non-amortizing bonds in the Nordic bond market (the “2017 Norwegian Bonds”). The 2017 Norwegian Bonds mature in May 2021 and bear interest at a rate of 3-month LIBOR plus 6.25%. In connection with the issuance of the 2017 Norwegian Bonds, we entered into economic hedge interest rate swaps to reduce the risk associated with fluctuations in interest rates by converting the floating rate of the interest obligation under the 2017 Norwegian Bonds to an all-in interest rate of 8.194%. The 2017 Norwegian Bonds were listed on the Oslo Bors on July 17, 2017. The net proceeds from our sale of the 2017 Norwegian Bonds have been used to repay a portion of our outstanding 2012 High Yield Bonds and for general partnership purposes. As of June 30, 2017, a total amount of NOK 996 million or $118.2 million of the 2012 High-Yield Bonds had been repurchased ahead of their October 2017 maturity, and the corresponding share of the associated cross currency interest rate swap had been terminated.

As of June 30, 2017, we had drawn down $125.0 million of the $150.0 million revolving credit facility under the $800 million credit facility.

9.                                      FINANCIAL INSTRUMENTS

Interest rate risk management

In certain situations, we may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. We have entered into swaps that convert floating rate interest obligations to fixed rates, which, from an economic perspective hedge, our interest rate exposure. We do not hold or issue instruments for speculative or trading purposes. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counterparties are unable to perform under the contracts; however, we do not anticipate non-performance by any of our counterparties.

We manage our debt and capital lease portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. Certain interest rate swap agreements qualify and are designated for accounting purposes as cash flow hedges. Accordingly, the net gains and losses have been reported in a separate component of accumulated other comprehensive income to the extent the hedges are effective. The amount recorded in accumulated other comprehensive income will subsequently be reclassified into earnings in the same period as the hedged items affect earnings.

Fair values

We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying value and estimated fair value of our financial instruments as of June 30, 2017 and December 31, 2016 are as follows:

		June 30, 2017		December 31, 2016
(in thousands of $)	Fair value Hierarchy	Carrying Value	Fair Value	Carrying Value	Fair Value
Non-Derivatives:
Cash and cash equivalents	Level 1	301,486	301,486	65,710	65,710
Restricted cash	Level 1	138,051	138,051	162,415	162,415
High-Yield and 2015 Norwegian Bonds (1)	Level 1	186,422	181,022	300,452	293,484
2017 Norwegian Bonds (2)	Level 2	250,000	250,000	—	—
Long-term debt — floating (3)	Level 2	1,037,711	1,037,711	1,091,398	1,091,398
Obligations under capital leases (3)	Level 2	123,934	123,934	117,751	117,751

Derivatives:
Interest rate swaps asset (4) (5)	Level 2	6,461	6,461	8,194	8,194
Interest rate swaps liability (4) (5)	Level 2	7,564	7,564	6,143	6,143
Cross currency interest rate swap liability (6)	Level 2	17,266	17,266	81,454	81,454
Earn out units (7)	Level 2	14,500	14,500	15,000	15,000

(1) This pertains to bonds with a carrying value of $186.4 million and $300.5 million as of June 30, 2017 and December 31, 2016, respectively, which are included under long-term debt on the balance sheet. The fair value of the bonds as of June 30, 2017 was $181.0 million (2016: $293.5 million), which is 97.1% of their face value (2016: 97.7%).

(2) On February 15, 2017, we completed the issuance and sale of $250 million of the 2017 Norwegian Bonds which will mature in May 2021 and bear interest at a rate of 3-month LIBOR plus 6.25%. We subsequently entered into an economic hedge interest rate swap to reduce the risk associated with fluctuations in interest rates by converting the floating rate of the interest obligation under the 2017 Norwegian Bonds to an all-in fixed rate of 8.194%.

(3) Our long-term debt and capital lease obligations are recorded at amortized cost in the consolidated balance sheets. The long term debt is presented gross of deferred financing cost of $19.3 million as of June 30, 2017 (2016: $17.1 million).

(4) Derivative liabilities are captured within other current liabilities and derivative assets are captured within long-term assets on the balance sheet.

(5) The fair value/carrying value of interest rate swap agreements (excluding the cross currency interest rate swap described in footnote 6) that qualify and are designated as cash flow hedges as of June 30, 2017 and December 31, 2016 was a net asset of $0.1 million (with a notional amount of $77.5 million) and a net liability of $0.1 million (with a notional amount of $82.5 million), respectively. The expected maturity of the remaining designated interest rate agreement is February 2018.

(6) In order to hedge our exposure to currency fluctuations under our 2012 High-Yield Bonds, we entered into a non-amortizing cross currency interest rate swap agreement. The swap hedges both the full redemption amount of the NOK obligation and the related quarterly interest payments. As of June 30, 2017, NOK 996 million of the 2012 High-Yield Bonds had been repurchased and the corresponding share of the cross currency swap terminated. Accordingly, we ceased hedge accounting effective from January 1, 2017.

(7) This relates to the Earn Out units issued in connection with the IDR reset transaction in October 2016. The fair value of the Earn Out units was determined using a Monte-Carlo simulation method.  This simulation was performed within the Black Scholes option pricing model then solved via an iterative process by applying the Newton-Raphson method for the fair value of the earn out units, such that the price of a unit output by the Monte Carlo simulation equaled the price observed in the market.  The method took into account the historical volatility, dividend yield as well as the share price of the Golar Partner common units as of the IDR reset date and at balance sheet date.

As of June 30, 2017, the following are the details of our cross currency interest rate swap:

Instrument (in thousands of $, unless otherwise indicated)	Notional amount		Maturity date	Rate	Fair value asset/(liability)
	In NOK	In USD
Cross currency interest rate swap	304,000	53,128	Oct 2017	6.485%	(17,266)

As of June 30, 2017, NOK 996 million of the 2012 High-Yield Bonds had been repurchased and the corresponding share of the cross currency swap terminated. Accordingly, we ceased hedge accounting of the cross currency interest rate swap effective from January 1, 2017. Consequently, the net loss of $5.0 million included in our accumulated other comprehensive loss in respect of the cross currency interest rate swap previously designated as a cash flow hedge was reclassified into earnings in the six months ended June 30, 2017.

The carrying values of accounts receivable, accounts payable and accrued liabilities, excluded from the table above, approximate fair values because of the short term maturity of these instruments.

The credit exposure of interest rate swap agreements is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is our policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of amounts owed to that counterparty by offsetting them against amounts that the counterparty owes to us.

	June 30, 2017			December 31, 2016
(in thousands of $)	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount
Total asset derivatives	6,461	(4,047)	2,414	8,194	(4,194)	4,000
Total liability derivatives	7,564	(4,047)	3,517	6,143	(4,194)	1,949

The cross currency interest rate swap has a credit support arrangement that requires us to provide cash collateral in the event that the market valuation drops below a certain level. Since the market valuation has fallen below this level, we have provided $4.4 million of cash collateral as of June 30, 2017.

The fair value measurement of an asset or a liability must reflect the non-performance of the entity. Therefore, the impact of our credit worthiness has also been factored into the fair value measurement of the derivative instruments in a liability position.

As of June 30, 2017, we have entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below. The summary also includes those that are designated as cash flow hedges:

Instrument (in thousands of $)	Notional amount		Maturity Dates			Fixed Interest Rates
Interest rate swaps:
Receiving floating, pay fixed	1,358,526	(1)	Feb 2018	to	Nov 2023	1.070%	to	2.44%
(1) This excludes the nominal value of the cross currency interest rate swap of $17.3 million described above.

As of June 30, 2017, the notional principal amount of the swap agreements relating to the debt and capital lease obligations outstanding was $1,358.5 million (December 31, 2016: $1,131.7 million).

10.             RELATED PARTY TRANSACTIONS

Net income from related parties:

	Three months ended June 30,			Six months ended June 30,
(in thousands of $)	2017	2016		2017	2016
Transactions with Golar and affiliates:
Time charter revenues (a)	5,540	7,280		8,723	14,560
Management and administrative services fees (b)	1,128	678		2,571	1,288
Ship management fees (c)	1,142	1,951		2,138	4,010
Income related to the Tundra Letter Agreement (d)	724	309		1,404	309
Interest income on short term credit arrangements (e)	—	—	—	—	122
Distributions to Golar (f)	12,858	13,100		25,656	26,338
Fees to Helm Energy Advisors Inc (g)	—	105		—	705
Transactions with others:
Dividends to China Petroleum Corporation (h)	3,600	3,200		7,000	6,000

Receivables from related parties:

As of June 30, 2017 and December 31, 2016 balances with related parties consisted of the following:

(in thousands of $)	June 30, 2017	December 31, 2016
Deposit paid to Golar (d)	107,247	107,247
Balances due (to)/from Golar and affiliates (e)	(1,085)	21,908
Methane Princess lease security deposit movements (i)	3,809	2,006
Total	109,971	131,161

(a) Time charter revenues from related parties - This consists of revenue from the charter of the Golar Grand for the three and six months ended June 30, 2017 and 2016 respectively.

In February 2015, we exercised our option requiring Golar to charter in the Golar Grand for the period from February 16, 2015 until October 31, 2017 at approximately 75% of the hire rate that would have been payable by the charterer. The daily time charter rate receivable from Golar reduced following the vessel’s lay up in December 2015.

In May 2017, Golar Grand started its new charter with a major international oil and gas company (the “New Charter”). We sub-chartered back the Golar Grand from Golar at the same time charter rate as the New Charter. The daily time charter rate receivable from Golar under the option had reverted back to the original rate following the vessel's drydocking in April 2017 but was reduced by the sub-charter income under the New Charter.

(b) Management and administrative services agreement - We are party to a management and administrative services agreement with Golar Management, a wholly-owned subsidiary of Golar, pursuant to which Golar Management will provide to us certain management and administrative services. The services provided by Golar Management are charged at cost plus a management fee equal to 5% of Golar Management’s costs and expenses incurred in connection with providing these services. We may terminate the agreement by providing 120 days’ written notice.

(c) Ship management fees - Golar and certain of its affiliates charged ship management fees to us for the provision of technical and commercial management of the vessels. Each of our vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by certain subsidiaries of Golar, including Golar Management. We may terminate these agreements by providing 30 days’ written notice.

(d) Income from Tundra Letter Agreement/Deposit paid to Golar - In May 2016, we completed the Tundra Acquisition and paid total cash purchase consideration of $107.2 million. Pursuant to the Tundra Letter Agreement, of the amount we are entitled to receive under the agreement, we have accounted for $0.7 million and $1.4 million, and $0.3 million and $0.3 million as interest income for the three and six months ended June 30, 2017 and 2016, respectively. In May 2017, we elected to exercise the Tundra Put Right to require Golar to repurchase Tundra Corp at a price equal to the original purchase price. In connection with the exercise of the Tundra Put Right, we and Golar entered into an agreement pursuant to which we agreed to sell Tundra Corp to Golar on the date of the closing of the Tundra Put Sale (the “Put Sale Closing Date”) in return for Golar's promise to pay an amount equal to $107.2 million (the “Deferred Purchase Price”) plus an additional amount equal to 5% per annum of the Deferred Purchase Price (the “Additional Amount”). The Deferred Purchase Price and the Additional Amount shall be due and payable by Golar on the earlier of (a) the date of the closing of the Hilli Acquisition and (b) March 31, 2018. We agreed to accept the Deferred Purchase Price and the Additional Amount in lieu of a cash payment on the Put Sale Closing Date in return for an option (which we have exercised) to purchase an interest in Hilli Corp. See note 14.

(e) Balances due (to)/from Golar and its affiliates - Receivables and payables with Golar primarily comprise of unpaid fees and expenses for management and administrative services and vessel management services performed by Golar and its affiliates, and other related party arrangements including the Golar Grand time charter and the Tundra Letter Agreement. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances due from Golar and its affiliates are unsecured, interest-free and intended to be settled in the ordinary course of business. The change in trading balances with Golar from a receivable of $21.9 million as of December 31, 2016 to a payable of $1.1 million as of June 30, 2017 is mainly attributable to settlement of the amounts due from Golar in respect of the Golar Grand time charter and the Tundra Letter Agreement.

(f) Distributions to Golar - During the three and six months ended June 30, 2017 and June 30, 2016, we paid total distributions to Golar of $12.9 million and $25.7 million and $13.1 million and $26.3 million, respectively.

(g) Fees to Helm Energy Advisors Inc. - Through his co-ownership of Helm Energy Advisors Inc. (“Helm”), a company established and domiciled in Canada, Mr. Arnell, who was appointed to our Board in February 2015 and resigned in September 2016, acted and advised on various projects for us and earned approximately $0.7 million from us in fees for the six months ended June 30, 2016.

(h) Dividends to China Petroleum Corporation - During the three and six months ended June 30, 2017 and June 30, 2016, Faraway Maritime Shipping Co., which is 60% owned by us and 40% owned by China Petroleum Corporation (“CPC”), paid total dividends to CPC of $3.6 million and $7.0 million and $3.2 million and $6.0 million, respectively.

(i) Methane Princess lease security deposit movements - This represents net advances to Golar since the IPO, which correspond with the net release of funds from the security deposits held relating to the Methane Princess lease. This is in connection with the Methane Princess tax lease indemnity provided by Golar under the Omnibus Agreement. Accordingly, these amounts held with Golar will be settled as part of the eventual termination of the Methane Princess lease.

11.          OTHER COMMITMENTS AND CONTINGENCIES

 Assets pledged

(in thousands of $)	At June 30, 2017	At December 31, 2016
Book value of vessels secured against long-term loans and capital leases	1,588,889	1,622,416

Other contractual commitments and contingencies

Insurance

We insure the legal liability risks for our shipping activities with Gard and Skuld, which are mutual protection and indemnity associations. As a member of a mutual association, we are subject to calls payable to the associations based on our claims record in addition to the claims records of all other members of the association. A contingent liability exists to the extent that the claims records of the members of the association in the aggregate show significant deterioration, which results in additional calls on the members.

Tax lease benefits

As of June 30, 2017, we have one UK tax lease (relating to the Methane Princess). A termination of this lease would realize the accrued currency gain or loss recorded against the lease liability, net of the restricted cash. As of June 30, 2017, there was a net accrued gain of approximately $1.3 million.

Under the terms of the leasing arrangement, the benefits are derived primarily from the tax depreciation assumed to be available to the lessor as a result of their investment in the vessel. As is typical in these leasing arrangements, as the lessee we are obligated to maintain the lessor’s after-tax margin. Accordingly, in the event of any adverse tax changes or a successful challenge by the UK Tax Authorities (“HMRC”) with regard to the initial tax basis of the transactions, or in the event of an early termination of the Methane Princess lease or in relation to the other vessels previously financed by UK tax leases, we may be required to make additional payments principally to the UK vessel lessor. We would be required to return all, or a portion of, or in certain circumstances significantly more than the upfront cash benefits that Golar received in respect of the lease financing transaction.

HMRC has been challenging the use of similar lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of the tax payer, the First Tier Tribunal (UK court) ruled in favor of HMRC. The judgments of the First Tier Tribunal do not create binding precedent for other UK court decisions and therefore the ruling in favor of HMRC is not binding in the context of our structures. Further, we consider there are differences in the fact pattern and structure between this case and our leasing arrangements and therefore is not necessarily indicative of any outcome should HMRC challenge us and we believe that our fact pattern is sufficiently different to succeed if we are challenged by HMRC. HMRC have written to our lessor to indicate that they believe the Methane Princess lease may be similar to the case noted above. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of exposure has been estimated at approximately $nil to $26 million (£22.0 million). However, under the indemnity provisions of the Omnibus Agreement, Golar has agreed to indemnify us against any liabilities incurred as a consequence of a successful challenge by the UK Revenue Authorities with regard to the initial tax basis of the Methane Princess lease and in relation to other vessels previously financed by UK tax leases. Golar is currently in conversation with HMRC on this matter, presenting the factual background of Golar's position.

Legal proceedings and claims

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A provision will be recognized in the financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

In November and December 2015, the Indonesian tax authorities issued letters to PTGI to, among other things, revoke a previously granted VAT importation waiver in the approximate amount of $24.0 million for the NR Satu. In April 2016, PTGI initiated an action in the Indonesian tax court to dispute the waiver cancellation. The final hearing took place in June 2016 and we are awaiting the decision on the case. In the event that the revocation of the wavier is upheld, which we do not believe to be probable, PTGI will be indemnified by PTNR for any VAT liability as well as related interest and penalties under our time charter party agreement entered with them.

12. EQUITY ISSUANCES

The following table summarizes the issuances of common units and general partner units during the six months ended June 30, 2017:

Date	Number of Common Units Issued	Offering Price	Gross Proceeds (in thousands of $) (1)	Net Proceeds (in thousands of $)	Golar's Ownership after the Offering (2)	Use of Proceeds
February 2017	5,175,000	$22.67	119,438	118,774	31.5%	General partnership purposes
______________________________
(1) Includes General Partner's 2% proportionate capital contribution.
(2) Includes Golar's 2% general partner interest in the Partnership.

The following table shows the movement in the number of common units and general partner units during the six months ended June 30, 2017:

(in units)	Common Units	GP Units
As of December 31, 2016	64,073,291	1,318,517
February 2017 offering	5,175,000	94,714
As of June 30, 2017	69,248,291	1,413,231

13.          EARNINGS PER UNIT AND CASH DISTRIBUTIONS

The calculations of basic and diluted earnings per unit are presented below:

	Three months ended June 30,		Six months ended June 30,
(in thousands of $, except per unit data)	2017	2016	2017	2016
Net income attributable to general partner and limited partner interests	53,828	27,982	77,382	44,733
Less: distributions paid (1)	(40,807)	(38,190)	(81,614)	(76,380)
Under/(over) distributed earnings	13,021	(10,208)	(4,232)	(31,647)
Under/(over) distributed earnings attributable to:
Common unitholders	11,644	(10,004)	(4,147)	(31,014)
Net income attributable to:
Common unitholders	51,635	25,269	75,834	39,532
Basic:
Weighted average units outstanding (in thousands)	69,248	45,304	67,990	45,218
Diluted:
Weighted average units outstanding (in thousands)	69,248	45,304	67,990	45,218
Earnout units	749	—	749	—
Common unit and common unit equivalents	69,997	45,304	68,739	45,218

Earnings per unit (basic and diluted):
Basic - Common unitholders	$0.75	$0.56	$1.12	$0.87
Diluted - Common unitholders	$0.74	$0.56	$1.10	$0.87
Cash distributions declared and paid in the period per unit(2):	$0.58	$0.58	$1.16	$1.16
Subsequent event: Cash distributions declared and paid per unit relating to the period(3):	$0.58	$0.58	$0.58	$0.58
 ______________________________________
(1) Refers to distributions made or to be made in relation to the period, irrespective of the declaration and payment dates, and is based on the number of units outstanding at the period end date. This includes cash distributions to IDR holders for the three and six months ended June 30, 2016 of $2.2 million and $4.3 million, respectively.

(2) Refers to cash distribution declared and paid during the period.

(3) Refers to cash distribution declared and paid subsequent to the period end.

As of June 30, 2017, of our total number of units outstanding, 68.5% were held by the public and the remaining units were held by Golar (including the general partner units representing a 2% interest).

14.          SUBSEQUENT EVENTS

On August 4, 2017, our Board declared a distribution of $0.5775 per unit in respect of the quarter ended June 30, 2017 amounting to $40.8 million in the aggregate.

In July 2017, we executed with the charterer of the Golar Freeze FSRU, Dubai Supply Authority ("DUSUP") certain amendments to the existing time charter that was due to end in May 2020.

We and DUSUP have agreed to shorten the charter by one year and to remove DUSUP's termination for convenience rights and extension option rights (which ran to 2024). We will receive the right to terminate our obligations under the charter while continuing to receive the capital element of the charter until the end of the new charter period in April 2019.

Hilli

On August 15, 2017, we entered into a purchase and sale agreement (the "PSA") for the acquisition (the "Acquisition") from Golar and affiliates of Keppel Shipyard Limited ("Keppel") and Black and Veatch ("B&V") of equity interests (the "Acquired Interests") in Golar Hilli LLC, which will, on the closing date of the Acquisition, indirectly own the FLNG, the Hilli.  The Acquired Interests represent the equivalent of  50% of the two liquefaction trains, out of a total of four, that have been contracted to Perenco Cameroon SA and Societe Nationale Des Hydrocarbures (together, the "Customer") for an eight-year term. The purchase price for the Acquired Interests, as described below, is $658 million less net lease obligations under the financing facility for the Hilli (the "Hilli Facility") that are expected to be between $468 and $480 million.  Concurrently with the execution of the PSA, we paid a $70 million deposit to Golar, upon which we will receive interest at a rate of 5% per annum.

The closing of the Acquisition (the "Closing") is subject to the satisfaction of certain closing conditions which include, among others, receiving the consent of the lenders under the Hilli Facility, the closing of the previously announced Put-Sale Closing with respect to the Golar Tundra,  the delivery to and acceptance by the Customer of the Hilli, the commencement of commercial operations under the liquefaction tolling agreement (the "LTA") and the formation of Golar Hilli LLC and the related Pre-Closing Contributions as described further below.

Prior to the Closing, Golar, Keppel and B&V will contribute their equity interests in Hilli Corp to the newly formed Golar Hilli LLC (the "Pre-Closing Contributions") in return for equity interests in Golar Hilli LLC.  Membership interests in Golar Hilli LLC will be represented by three classes of units: Common Units ("Common Units"); Series A Special Units ("Series A Units"); and Series B Special Units ("Series B Units").  Common Units will be entitled to cash flows from the first 50% of contracted capacity, initially contracted to the Customer under the LTA, at all times.  Common Units will not be exposed to the oil-linked pricing elements of the tolling fee under the LTA, but will bear the operating costs of the Hilli, and the interest costs of the Hilli financing facility with only incremental costs accruing to the Series B Units.  Series A Units will only be entitled to cash flows associated with oil price linked elements of the tolling fee under the LTA, net of incremental tax expenses and their pro rata portion of any costs that may arise as a result of the underperformance of the Hilli ("Underperformance Costs").  Holders of Series B Units will be entitled to the cash flows associated with any expansion of contracted capacity of the Hilli beyond the first 50%, net of incremental costs arising as a result of making available more than the first 50% of production capacity of the Hilli ("Incremental Costs"), Underperformance Costs and any reduction in revenue attributable to the first 50% of LNG production capacity as a result of making more than 50% of capacity available under the LTA.  In the Acquisition, we will only acquire 50% of the Common Units and none of the Series A Units or Series B Units.

Upon the Closing, which is expected to occur on or before April 30, 2018, Golar, Keppel and B&V will sell 50% of the Common Units to us in return for our payment of the net purchase price of between approximately $178 and $190 million.  We will apply the $107 million deferred purchase price receivable from Golar in connection with the Tundra Put Sale and the $70 million deposit referred to above against the net purchase price and intend to pay the balance with cash on hand.

We do not expect to initially consolidate Golar Hilli LLC or Hilli Corp and so will reflect our share of net income on our income statement as "equity in net earnings of affiliates."